Filed Pursuant to Rule 424(b)(3)

Registration No. 333-262589

STARWOOD REAL ESTATE INCOME TRUST, INC.

SUPPLEMENT NO. 4 DATED JUNE 13, 2025

TO THE PROSPECTUS DATED APRIL 9, 2025

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Starwood Real Estate Income Trust, Inc., dated April 9, 2025 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. References herein to the “Company,” “we,” “us,” or “our” refer to Starwood Real Estate Income Trust, Inc. and its subsidiaries unless the context specifically requires otherwise.

The purposes of this Supplement are as follows:

•
to disclose the transaction price for each class of our common stock as of July 1, 2025;
•
to disclose the calculation of our May 31, 2025 NAV per share for each class of our common stock;
•
to provide an update on our share repurchase requests;
•
to provide an update on the status of our current public offering (the “Offering”);
•
to disclose certain updates to our Prospectus; and
•
to disclose and incorporate certain recasted financial statements into the Prospectus.

July 1, 2025 Transaction Price

The transaction price for each share class of our common stock for subscriptions accepted as of July 1, 2025 (and repurchases as of June 30, 2025) is as follows:

Transaction Price (per share)
Class S	$21.10
Class T	$21.11
Class D	$20.68
Class I	$20.92

The July 1, 2025 transaction price for each of our share classes is equal to such class’s NAV per share as of May 31, 2025. A detailed presentation of the NAV per share is set forth below. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.

May 31, 2025 NAV Per Share

NAV per share is calculated in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.starwoodNAV.reit. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for information on how our NAV is determined. The Advisor is ultimately responsible for determining our NAV. We have included a breakdown of the components of total NAV and NAV per share as of May 31, 2025 along with the immediately preceding month.

SREIT-SUP4-0625

Our total NAV presented in the following tables includes the NAV of our Class S, Class T, Class D, and Class I common shares, as well as partnership interests of the Operating Partnership held by parties other than the Company. The following table provides a breakdown of the major components of our NAV as of May 31, 2025 ($ and shares/units in thousands):

Components of NAV	May 31, 2025
Investments in real estate	$20,854,499
Investment in real estate debt	886,059
Cash and cash equivalents	219,391
Restricted cash	224,359
Other assets	308,528
Debt obligations	(11,635,314)
Secured financings on investments in real estate debt	(487,393)
Subscriptions received in advance	(805)
Other liabilities	(1,437,757)
Performance participation accrual	—
Management fee payable	(7,389)
Accrued stockholder servicing fees (1)	(2,934)
Non-controlling interests in consolidated entities	(106,746)
Net asset value	$8,814,498
Number of outstanding shares/units	419,991

(1)
Stockholder servicing fees only apply to Class S, Class T and Class D shares. For purposes of NAV we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis. Under accounting principles generally accepted in the United States of America (“GAAP”), we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class S, Class T and Class D shares. As of May 31, 2025, we have accrued under GAAP $246.8 million of stockholder servicing fees payable to the Dealer Manager related to the Class S, Class T and Class D shares sold.

The following table provides a breakdown of our total NAV and NAV per share, by share class, as of May 31, 2025 ($ and shares/units in thousands, except per share/unit data):

NAV Per Share	Class S Shares	Class T Shares	Class D Shares	Class I Shares	Third-party Operating Partnership Units (1)	Total
Net asset value	$3,795,354	$105,822	$523,370	$3,970,897	$419,055	$8,814,498
Number of outstanding shares/units	179,869	5,012	25,309	189,774	20,027	419,991
NAV Per Share/Unit as of May 31, 2025	$21.10	$21.11	$20.68	$20.92	$20.92

(1)
Includes the Operating Partnership units held by the Special Limited Partner and other third parties.

Set forth below are the weighted averages of the key assumptions in the discounted cash flow methodology used in the May 31, 2025 valuations, based on property types. Once we own more than one single-family, one self-storage and one extended stay investment, we will include the key assumptions for the property types.

Property Type	Discount Rate	Exit Capitalization Rate
Multifamily	7.0%	5.5%
Industrial	7.3%	5.8%
Office	8.0%	6.8%
Other	8.5%	7.1%

These assumptions are determined by the Advisor and reviewed by our independent valuation advisor. A change in these assumptions would impact the calculation of the value of our property investments. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our investment values:

Input	Hypothetical Change	Multifamily Investment Values	Industrial Investment Values	Office Investment Values	Other Investment Values
Discount Rate	0.25% decrease	+1.9%	+1.9%	+1.9%	+1.9%
(weighted average)	0.25% increase	(1.9)%	(1.9)%	(1.8)%	(1.9)%
Exit Capitalization Rate	0.25% decrease	+3.0%	+2.8%	+2.4%	+2.2%
(weighted average)	0.25% increase	(2.7)%	(2.6)%	(2.2)%	(2.0)%

The following table provides a breakdown of the major components of our NAV as of April 30, 2025 ($ and shares/units in thousands):

Components of NAV	April 30, 2025
Investments in real estate	$20,976,352
Investment in real estate debt	880,964
Cash and cash equivalents	229,124
Restricted cash	230,337
Other assets	290,296
Debt obligations	(11,716,778)
Secured financings on investments in real estate debt	(484,590)
Subscriptions received in advance	(505)
Other liabilities	(1,447,231)
Performance participation accrual	—
Management fee payable	(7,414)
Accrued stockholder servicing fees (1)	(2,868)
Non-controlling interests in consolidated entities	(105,352)
Net asset value	$8,842,335
Number of outstanding shares/units	420,328

(1)
Stockholder servicing fees only apply to Class S, Class T and Class D shares. For purposes of NAV we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis. Under accounting principles generally accepted in the United States of America (“GAAP”), we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class S, Class T and Class D shares. As of April 30, 2025, we have accrued under GAAP $249.8 million of stockholder servicing fees payable to the Dealer Manager related to the Class S, Class T and Class D shares sold.

The following table provides a breakdown of our total NAV and NAV per share, by share class, as of April 30, 2025 ($ and shares/units in thousands, except per share/unit data):

NAV Per Share	Class S Shares	Class T Shares	Class D Shares	Class I Shares	Third-party Operating Partnership Units (1)	Total
Net asset value	$3,811,323	$106,143	$526,228	$3,978,595	$420,046	$8,842,335
Number of outstanding shares/units	180,205	5,016	25,386	189,694	20,027	420,328
NAV Per Share/Unit as of April 30, 2025	$21.15	$21.16	$20.73	$20.97	$20.97

(1)
Includes the Operating Partnership units held by the Special Limited Partner and other third parties.

Share Repurchase Request Update

On May 23, 2024, we amended our share repurchase plan such that, beginning with repurchases during the month of May 2024, we will limit share repurchases to 0.33% of NAV per month (measured using the aggregate NAV attributable to stockholders as of the end of the immediately preceding month) and, beginning on July 1, 2024, we will limit share repurchases to 1% of NAV per quarter (measured using the aggregate NAV attributable to stockholders as of the end of the immediately preceding quarter).

In April 2025, we received repurchase requests in excess of the 0.33% monthly limit. As per the terms of our share repurchase plan, we honored all repurchase requests for April 2025 on a pro rata basis up to the 0.33% monthly limitation. As such, approximately 3% of each stockholder’s April repurchase request was satisfied.

In May 2025, we received repurchase requests in excess of the 0.33% monthly limit. As per the terms of our share repurchase plan, we honored all repurchase requests for May 2025 on a pro rata basis up to the 0.33% monthly limitation. As such, approximately 3% of each stockholder’s May repurchase request was satisfied.

In accordance with our repurchase plan, on May 31, 2025, we repurchased all of the shares from stockholders that held less than $500 in shares of our common stock and, as such, we exceeded the 0.33% monthly limitation by $5,879, as authorized by our board of directors.

On June 6, 2025, our board of directors amended our share repurchase plan. The amendments include, among other things, that beginning with repurchases during the month of June 2025, we limit share repurchases to 0.5% of NAV per month (measured using the aggregate NAV attributable to stockholders as of the end of the immediately preceding month), which is an increase from the prior limit of 0.33% of NAV per month. In addition, beginning July 1, 2025, the share repurchase plan has been amended such that we limit share repurchases to 1.5% of NAV per quarter (measured using the aggregate NAV attributable to stockholders as of the end of the immediately preceding quarter), an increase from the prior limit of 1.0% of NAV per quarter. As a result of these changes, the limit for the quarter ending June 30, 2025 is approximately 1.16% of the aggregate NAV (measured using the aggregate NAV attributable to stockholders as of March 31, 2025).

Status of our Current Public Offering

This Offering was declared effective by the SEC on August 10, 2022 and we are currently offering on a continuous basis up to $18.0 billion in shares of common stock, consisting of up to $16.0 billion in shares in our primary offering and up to $2.0 billion in shares pursuant to our distribution reinvestment plan. As of the date hereof, we had issued and sold (i) 50,326,409 shares of our common stock (consisting of 17,532,406 Class S shares, 259,967 Class T shares, 2,436,743 Class D shares and 30,097,293 Class I shares) in the primary offering for total proceeds of approximately $1.3 billion and (ii) 22,014,634 shares of our common stock (consisting of 10,467,748 Class S shares, 398,062 Class T shares, 1,237,432 Class D shares and 9,911,392 Class I shares) pursuant to our distribution reinvestment plan for a total value of approximately $0.5 billion. As of May 31, 2025, our aggregate NAV was approximately $8.8 billion. We intend to continue selling shares in the Offering on a monthly basis.

Prospectus Updates

The New Mexico suitability standard set forth in the “Suitability Standards” section of the Prospectus is hereby deleted and replaced with the following:

New Mexico Investors. Investors residing in New Mexico may not invest more than 10% of their liquid net worth in our shares, shares of our affiliates and other public, non-listed REITs. Investors who are accredited investors, as defined by Rule 501(a) of Regulation D under the Securities Act, are not subject to the foregoing investment concentration limit.

The Form of Subscription Agreement set forth in Appendix B of the Prospectus is hereby deleted and replaced with the Form of Subscription Agreement attached to this Supplement as Appendix A.

The following disclosure supersedes and replaces the section of the Prospectus titled “Risk Factors— Risks Related to Our Organizational Structure—Our board of directors may, in the future, adopt certain measures under Maryland law without stockholder approval that may have the effect of making it less likely that a stockholder would receive a “control premium” for his or her shares.”

Our board of directors may, in the future, adopt certain measures under Maryland law without stockholder approval that may have the effect of making it less likely that a stockholder would receive a “control premium” for his or her shares.

Corporations organized under Maryland law with a class of registered securities and at least three independent directors are permitted to elect to be subject, by a charter or bylaw provision or a board of directors resolution and notwithstanding any contrary charter or bylaw provision, to any or all of five provisions:

•
staggering the board of directors into three classes;

•
requiring a two-thirds vote of stockholders to remove directors;

•
providing that only the board of directors can fix the size of the board;

•
providing that all vacancies on the board, regardless of how the vacancy was created, may be filled only by the affirmative vote of a majority of the remaining directors in office and for the remainder of the full term of the class of directors in which the vacancy occurred; and

•
providing for a majority requirement for the calling of a stockholder-requested special meeting of stockholders.

These provisions may discourage an extraordinary transaction, such as a merger, tender offer or sale of all or substantially all of our assets, all of which might provide a premium price for stockholders’ shares. In our charter, we have elected that vacancies on our board of directors be filled only by the remaining directors and for the remainder of the full term of the directorship in which the vacancy occurred. Through other provisions in our charter and bylaws, we vest in our board of directors the exclusive power to fix the number of directorships, provided that the number is not less than three. We have not elected to be subject to any of the other provisions described above. Further, we will not amend our charter to require a two-thirds vote of stockholders to remove directors or provide for a majority requirement for the calling of a stockholder-requested special meeting of stockholders without the approval of the holders of a majority of the shares entitled to vote on the matter.

Further, under the Maryland Business Combination Act, we may not engage in any merger or other business combination with an “interested stockholder” (which is defined as (i) any person who beneficially owns, directly or indirectly, 10% or more of the voting power of our outstanding voting stock and (ii) an affiliate or associate of ours who, at any time within the two-year period prior to the date in question, was the beneficial owner, directly or indirectly, of 10% or more of the voting power of our then outstanding stock) or any affiliate of that interested stockholder for a period of five years after the most recent date on which the interested stockholder became an interested stockholder. A person is not an interested stockholder if our board of directors approved in advance the transaction by which such person would otherwise have become an interested stockholder. In approving a transaction, our board of directors may provide that its approval is subject to compliance, at or after the time of approval, with any terms or conditions determined by our board of directors. After the five-year period ends, any merger or other business combination with the interested stockholder or any affiliate of the interested stockholder must be recommended by our board of directors and approved by the affirmative vote of at least:

•
80% of all votes entitled to be cast by holders of outstanding shares of our voting stock; and

•
two-thirds of all of the votes entitled to be cast by holders of outstanding shares of our voting stock other than those shares owned or held by the interested stockholder with whom or with whose affiliate the business combination is to be affected or held by an affiliate or associate of the interested stockholder. These supermajority voting provisions do not apply if, among other things, our stockholders receive a minimum payment for their common stock equal to the highest price paid by the interested stockholder for its shares.

The statute permits various exemptions from its provisions, including business combinations that are exempted by our board of directors prior to the time the interested stockholder becomes an interested stockholder. Our board of directors has adopted a resolution exempting any business combination involving us and any person, including Starwood Capital, the Dealer Manager and the Advisor, from the provisions of this law, provided that such business combination is first approved by our board of directors.

Financial Statements

We filed a Current Report on Form 8-K on June 13, 2025 (the “Form 8-K”) solely to present recasted reportable segment financial information and related disclosures included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2024, originally filed with the SEC on March 21, 2025 (the “2024 Form 10-K”) to reflect changes in the composition of reportable segments implemented during the first quarter of 2025, as described in our Quarterly Report on Form 10-Q for the period ended March 31, 2025 filed with the SEC on May 9, 2025 (the “2025 Form 10-Q”). The information in the Form 8-K is not an amendment to or restatement of the 2024 Form 10-K. The recasted reportable segment financial information and related disclosures included in the Form 8-K is attached to this Supplement as Appendix B.

Effective January 1, 2025, the Single-Family Rental properties and Self-Storage properties segments were combined within the Other properties segment and previous amounts have been recasted to conform with current period presentation. We provided a brief description of the segment changes in the 2025 Form 10-Q.

The SEC rules require that when a registrant prepares, on or after the date a registrant reports an accounting change such as the segment changes noted above, a new registration, proxy, or information statement (or amends a previously filed registration, proxy, or information statement) that includes or incorporates by reference financial statements, the registrant must recast the prior period financial statements included or incorporated by reference in the registration, proxy, or information statement to reflect these types of changes. Accordingly, we filed the Form 8‑K to recast our consolidated financial statements for each of the three years in the period ended December 31, 2024, to reflect the changes in segment reporting as described above. The updates do not represent a restatement of previously issued financial statements.

The information included in Appendix B to this Supplement is presented for informational purposes only in connection with the segment reporting changes described above and does not amend or restate our audited consolidated financial statements included in the 2024 Form 10-K. The information does not reflect events occurring after we filed the 2024 Form 10-K and does not modify or update the disclosures therein in any way, other than to illustrate the impact of the segment changes as described above. For developments subsequent to the filing of the 2024 Form 10-K, refer to the 2025 Form 10-Q. The attached Appendix B should be read in conjunction with the 2024 Form 10-K and the 2025 Form 10‑Q.

APPENDIX A

SUBSCRIPTION AGREEMENT FOR SHARES OF STARWOOD REAL ESTATE INCOME TRUST, INC.

1. SUBSCRIPTION AMOUNT & SHARE CLASS ELECTION

Investment Amount $ ____________________ (USD) ☐ Initial Purchase ☐ Subsequent Purchase

Current Share Class Information *check one box below* ***(required)***

☐ **Share Class T** (Minimum investment amount $5,000)

☐ **Share Class S** (Minimum investment amount $5,000)

☐ **Share Class D** (Minimum investment $5,000; available for wrap accounts and other eligible investors as disclosed in the prospectus)

☐ **Share Class I** (Minimum investment $1,000,000; available for certain fee-based wrap accounts and other eligible investors, per the prospectus)

2. FORM OF OWNERSHIP

NON-QUALIFIED ACCOUNT SINGLE OWNER

☐ Individual

☐ Individual with **Transfer on Death**[1]

MULTIPLE OWNERS

☐ Joint Tenants with Right of Survivorship

☐ Joint Tenants with **Transfer on Death**[1]

☐ Community Property

☐ Tenants in Common

TRUST

☐ Taxable Trust

MINOR ACCOUNT

☐ UTMA or UGMA

State of ____________________

Date of Birth ____________________

QUALIFIED PLAN ACCOUNT[2]

☐ Traditional IRA

☐ ROTH IRA

☐ SEP/IRA

☐ Rollover IRA

OTHER ACCOUNT

☐ C Corporation

☐ Pension Plan

☐ S Corporation

☐ Profit Sharing Plan

☐ Non-Profit Organization

☐ LLC

☐ Partnership

☐ Other ____________________

1 Requires Transfer on Death Form, which can be found on www.starwoodnav.reit

2 Requires a Custodian

3. INVESTOR INFORMATION

A. INVESTOR NAME[1] *(Investor/Trustee/Executor/Authorized Signatory Information)*

First Name ____________________ (MI) ____________________ Last Name ____________________

Social Security Number/Tax ID ____________________ Date of Birth (MM/DD/YYYY) ____________________ Daytime Phone Number ____________________

Residential Street Address ____________________ City ____________________ State ____________________ Zip Code ____________________

If Non-U.S. Citizen, Specify Country of Citizenship and Select One below ***(required)***

☐ Resident Alien ☐ Non-Resident Alien *(Attach current and complete Form W-8BEN)*

Country of Citizenship ____________________

1 If you are affiliated with Starwood Capital Group, please select one: ☐ Employee ☐ Officer or Director ☐ Affiliate

SUBSCRIPTION AGREEMENT FOR SHARES OF STARWOOD REAL ESTATE INCOME TRUST, INC. | PAGE 1 OF 9

STARWOOD REAL ESTATE INCOME TRUST

SUBSCRIPTION AGREEMENT FOR SHARES OF STARWOOD REAL ESTATE INCOME TRUST, INC.

B. CO-INVESTOR NAME *(Co-Investor/Co-Trustee/Co-Authorized Signatory Information, if applicable)*

First Name ______ (MI) ______ Last Name ______

Social Security Number/Tax ID ______ Date of Birth (MM/DD/YYYY) ______ Daytime Phone Number ______

Residential Street Address ______ City ______ State ______ Zip Code ______

If Non-U.S. Citizen, select one below and Specify Country of Citizenship ***(required)***

☐ Resident Alien ☐ Non-Resident Alien *(Attach current and complete Form W-8BEN)* ______
Country of Citizenship

C. TRUST/CORP/PARTNERSHIP/OTHER *(if applicable)*: ______

SSN/Tax ID ______ Date of Formation ______ (MM/DD/YYYY)

Mailing Address ______ (City/State) ______ (ZIP) ______
(You must include a permanent U.S. street address even if your mailing address is a P.O. Box)

U.S. Street Address ______ (City/State) ______ (ZIP) ______
(Leave blank if your U.S. street address and mailing address are the same)

Trustee(s)/authorized person(s) ______

Trustee(s)/authorized person(s) SSN ______ Date of Birth ______ (MM/DD/YYYY)

Trustee(s)/authorized person(s) U.S. Street Address ______ (Street) ______ (City/State) ______ (ZIP)

Phone # ______

Backup withholding exempt payee code (if any)[1] ______

Exemption from FATCA reporting code (if any)[2] ______

D. CUSTODIAL ARRANGEMENT *(if applicable)*:

Name of Custodian ______ Custodian Phone # ______

Mailing Address ______ (Street) ______ (City/State) ______ (ZIP)

Custodian Tax ID # ______
(to be completed by custodian above)

Custodian Account # ______
(to be completed by custodian above)

Custodian Authorization: ______
(to be completed by custodian above)

E. ALTERNATIVE MAILING ADDRESS *(Complete only if you wish to have mail sent to a different address, other than what you provided above)*

Mailing Address ______ City ______ State ______ Zip Code ______

1 See *Exempt payee code* in the Instructions for IRS Form W-9.

2 See *Exemption from FATCA reporting code* in the Instructions for IRS Form W-9.

SUBSCRIPTION AGREEMENT FOR SHARES OF STARWOOD REAL ESTATE INCOME TRUST, INC. | PAGE 2 OF 9

SUBSCRIPTION AGREEMENT FOR SHARES
OF STARWOOD REAL ESTATE INCOME TRUST, INC.

4. DISTRIBUTION ELECTION

You are **automatically** enrolled in our Distribution Reinvestment Plan, **unless** you are a resident of **ALABAMA, ARKANSAS, IDAHO, KANSAS, KENTUCKY, MAINE, MARYLAND, MASSACHUSETTS, NEBRASKA, NORTH CAROLINA, NEW JERSEY, OHIO, OREGON, VERMONT OR WASHINGTON**.

If you are a resident of **ALABAMA, ARKANSAS, IDAHO, KANSAS, KENTUCKY, MAINE, MARYLAND, MASSACHUSETTS, NEBRASKA, NORTH CAROLINA, NEW JERSEY, OHIO, OREGON, VERMONT OR WASHINGTON**, you **are not** automatically enrolled in the Distribution Reinvestment Plan and will receive cash distributions unless you elect to enroll in the Distribution Reinvestment Plan.

Step 1: Cash Distribution Election

A) If you are a resident of **ALABAMA, ARKANSAS, IDAHO, KANSAS, KENTUCKY, MAINE, MARYLAND, MASSACHUSETTS, NEBRASKA, NORTH CAROLINA, NEW JERSEY, OHIO, OREGON, VERMONT OR WASHINGTON**, you **are not** automatically enrolled in the Distribution Reinvestment Plan. You will receive cash distributions unless you elect to enroll in the Distribution Reinvestment Plan. If you want to receive cash distributions:

- **a.** Non-Custodial Investors: complete Section 4. A)
- **b.** Custodial Investors: complete Section 4. B)

B) If you are not a resident of the states listed above, you are **automatically** enrolled in the Distribution Reinvestment Plan. If you want to elect to receive cash distributions:

- **a.** Non-Custodial Investors: complete Section 4. A)
- **b.** Custodial Investors: complete Section 4. B)

Step 2: Distribution Reinvestment Election

A) If you are a resident of **ALABAMA, ARKANSAS, IDAHO, KANSAS, KENTUCKY, MAINE, MARYLAND, MASSACHUSETTS, NEBRASKA, NORTH CAROLINA, NEW JERSEY, OHIO, OREGON, VERMONT OR WASHINGTON**, initial here ____________________ to enroll in the Distribution Reinvestment Plan and continue to Section 5.

B) If you are not a resident of the states listed above, you are automatically enrolled in the Distribution Reinvestment Plan. If you want to remain enrolled in the Distribution Reinvestment Plan, continue to Section 5.

4. A) Cash Distribution Election for Non-Custodial Investors:

Check one of the following three options below only if you want to receive cash distributions.

☐ **Option 1. - Send my cash distributions electronically via direct deposit**

Step 1: Attach a pre-printed voided check

Step 2: Fill in the following information:

Check one: ☐ Checking Account ☐ Savings Account

Financial Institution Name	Mailing Address	City	State	Zip

Account Number	ABA Routing Number

Account Name

I authorize Starwood Real Estate Income Trust, Inc. or its agent to deposit my distribution into my checking or savings account. This authority will remain in force until I notify Starwood Real Estate Income Trust, Inc. in writing to cancel it.

SUBSCRIPTION AGREEMENT FOR SHARES OF STARWOOD REAL ESTATE INCOME TRUST, INC. | PAGE 3 OF 9

SUBSCRIPTION AGREEMENT FOR SHARES
OF STARWOOD REAL ESTATE INCOME TRUST, INC.

In the event that Starwood Real Estate Income Trust, Inc. deposits funds erroneously into my account, they are authorized to debit my account for an amount not to exceed the amount of the erroneous deposit.

☐ **Option 2. - Send my cash distributions via check to my mailing address**

☐ **Option 3. - Send my cash distributions via check to a third party financial institution**

Financial Institution Name	Mailing Address	City	State	Zip

Account Name	Account Number

4. B) Cash Distribution Election for Custodial Investors:

☐ **Send my cash distributions to my Custodian of record**
(This is the only option available for Custodial Investors who are not participating in the Distribution Reinvestment Plan)

5. ELECTRONIC DELIVERY ELECTION *(optional)*

Instead of receiving paper copies of the prospectus, prospectus supplements, annual reports, proxy statements, and other stockholder communications and reports, you may elect to receive electronic delivery of stockholder communications from Starwood Real Estate Income Trust, Inc. If you would like to consent to electronic delivery, including pursuant to email, please check the box below for this election.

We encourage you to reduce printing and mailing costs and to conserve natural resources by electing to receive electronic delivery of stockholder communications and statement notifications. By consenting below to electronically receive stockholder communications, including your account-specific information, you authorize said offering(s) to either (i) email stockholder communications to you directly or (ii) make them available on our website and notify you by email when and where such documents are available.

You will not receive paper copies of these electronic materials unless specifically requested, the delivery of electronic materials is prohibited or we, in our sole discretion, elect to send paper copies of the materials. By consenting to electronic access, you will be responsible for your customary internet service provider charges and may be required to download software in connection with access to these materials.

I consent to electronic delivery *(initial here)*: ____________________

Email Address (please print): ______________________________

6. SUBSCRIBER ACKNOWLEDGMENTS

Starwood Real Estate Income Trust, Inc. is required by law to obtain, verify and record certain personal information from you or persons on your behalf in order to establish the account. Required information includes name, date of birth, permanent residential address and social security/taxpayer identification number. We may also ask to see other identifying documents. If you do not provide the information, Starwood Real Estate Income Trust, Inc. may not be able to open your account. By signing the Subscription Agreement, you agree to provide this information and confirm that this information is true and correct. If we are unable to verify your identity, or that of another person(s) authorized to act on your behalf, or if we believe we have identified potentially criminal activity, we reserve the right to take action as we deem appropriate which may include closing your account.

Please separately initial each of the representations below. Except in the case of fiduciary accounts, you may not grant any person a power of attorney to make the representations on your behalf. In order to induce Starwood Real Estate Income Trust, Inc. to accept this subscription, I hereby represent and warrant to you as follows:

SUBSCRIPTION AGREEMENT FOR SHARES OF STARWOOD REAL ESTATE INCOME TRUST, INC. | PAGE 4 OF 9

STARWOOD REAL ESTATE INCOME TRUST

SUBSCRIPTION AGREEMENT FOR SHARES OF STARWOOD REAL ESTATE INCOME TRUST, INC.

Please Note: ALL 7 Items in This Section Must be Read and Initialed	Primary Investor Initials	Co-Investor Initials
I have received a copy of the Final Prospectus.		
I/We have (i) a minimum net worth (not including home, home furnishings and personal automobiles) of at least $250,000, or (ii) a minimum net worth (as previously described) of at least $70,000 and a minimum annual gross income of at least $70,000.		
In addition to the general suitability requirements described above, I/we meet the higher suitability requirements, if any, imposed by my state of primary residence as set forth in the Prospectus under "SUITABILITY STANDARDS."		
I acknowledge that there is no public market for the Shares and, thus, my investment in Shares is not liquid.		
I am purchasing the Shares for my own account		
I understand that the transaction price per share at which my investment will be executed will be made available at www.starwoodnav.reit and in a prospectus supplement filed with the SEC, available at www.sec.gov.		
I acknowledge that, based on my state of residence, I will be automatically enrolled in the distribution reinvestment plan unless I am a resident of **Alabama, Arkansas, Idaho, Kansas, Kentucky, Maine, Maryland, Massachusetts, Nebraska, North Carolina, New Jersey, Ohio, Oregon, Vermont or Washington,** or I elect to receive cash distributions in Section 4 of this Subscription Agreement.		

Please Note: Only initial applicable items in this section	Primary Investor Initials	Co-Investor Initials
If I am an Alabama resident, my investment in Starwood Real Estate Income Trust, Inc. and its affiliates may not exceed 10% of my liquid net worth.		
If I am a California resident who is not an "accredited investor" as defined in Regulation D under the Securities Act, I may not invest more than 10% of my net worth in this offering.		
If I am an Idaho resident, I have either (a) a net worth of $85,000 and annual gross income of $85,000 or (b) a net worth of $300,000.		
If I am an Iowa resident, I have either (a) an annual gross income of at least $100,000 and a net worth of at least $100,000, or (b) a net worth of at least $350,000. In addition, if I am not an "accredited investor" as defined in Regulation D under the Securities Act of 1933, as amended, my investment in Starwood Real Estate Income Trust, Inc.'s common stock and in the common stock of other public, non-listed REITs may not exceed 10% of my net worth.		
If I am a Kansas resident, I understand that it is recommended by the Office of the Kansas Securities Commissioner that I limit my aggregate investment in Starwood Real Estate Income Trust, Inc. common stock and the common stock of other similar investments to not more than 10% of my liquid net worth. Liquid net worth shall be defined as that portion of my total net worth that is comprised of cash, cash equivalents, and readily marketable securities, as determined in conformity with GAAP.		
If I am a Kentucky resident, my investment in Starwood Real Estate Income Trust, Inc. or in other public, non-listed REITs affiliated with Starwood Real Estate Income Trust, Inc. may not exceed 10% of my liquid net worth.		
If I am a Maine resident, I acknowledge that the Maine Office of Securities recommends that my aggregate investment in this offering and similar direct participation investments not exceed 10% of my liquid net worth. For this purpose, "liquid net worth" is defined as that portion of net worth that consists of cash, cash equivalents and readily marketable securities.		

SUBSCRIPTION AGREEMENT FOR SHARES OF STARWOOD REAL ESTATE INCOME TRUST, INC. | PAGE 5 OF 9

SUBSCRIPTION AGREEMENT FOR SHARES OF STARWOOD REAL ESTATE INCOME TRUST, INC.

Please Note: Only initial applicable items in this section	Primary Investor Initials	Co-Investor Initials
If I am a Massachusetts resident, my investment in Starwood Real Estate Income Trust, Inc. and other illiquid REITs and illiquid direct participation programs may not exceed 10% of my liquid net worth.		
If I am a Missouri resident, my investment in this offering of Starwood Real Estate Income Trust, Inc. may not exceed 10% of my liquid net worth.		
If I am a Nebraska resident who is not an "accredited investor" as defined in Regulation D under the Securities Act of 1933, as amended, I will limit my aggregate investment in this offering of Starwood Real Estate Income Trust, Inc. and in the common stock of other public, non-listed REITs to 10% of my net worth.		
If I am a New Jersey resident, I have (a) a minimum liquid net worth of at least $100,000 and a minimum annual gross income of not less than $85,000, or (b) a minimum liquid net worth of $350,000. For these purposes, "liquid net worth" is defined as that portion of net worth (total assets exclusive of home, home furnishings, and automobiles, minus total liability) that consists of cash, cash equivalents and readily marketable securities. In addition, my investment in Starwood Real Estate Income Trust, Inc., its affiliates, and other non-publicly traded direct investment programs (including real estate investment trusts, business development companies, oil and gas programs, equipment leasing programs and commodity pools, but excluding unregistered, federally and state exempt private offerings) may not exceed ten percent (10%) of my liquid net worth.		
If I am a New Mexico resident, my investment in shares of Starwood Real Estate Income Trust, Inc., shares of its affiliates and other public, non-listed REITs may not exceed 10% of my liquid net worth. Investors who are accredited investors, as defined by Rule 501(a) of Regulation D under the Securities Act, are not subject to the foregoing investment concentration limit.		
If I am a North Dakota resident, I have a net worth of at least ten times my investment in Starwood Real Estate Income Trust, Inc.'s common stock.		
If I am an Ohio resident, I may not invest more than ten percent (10%) of my liquid net worth in Starwood Real Estate Income Trust, Inc.'s common stock and other non-traded real estate investment programs. For purposes of Ohio's suitability standard, "liquid net worth" shall be defined as that portion of net worth (total assets exclusive of primary residence, home furnishings, and automobiles minus total liabilities) that is comprised of cash, cash equivalents, and readily marketable securities. This condition does not apply, directly or indirectly, to federally covered securities. This condition also does not apply to purchasers who meet the definition of an accredited investor as defined in rule 501(a) of Regulation D under the Securities Act of 1933, 15 U.S.C.A. 77a, as amended.		
If I am an Oregon resident, my investment in Starwood Real Estate Income Trust, Inc. may not exceed 10% of my net worth.		
If I am a Pennsylvania resident, my investment in Starwood Real Estate Income Trust, Inc.'s common stock may not exceed 10% of my net worth.		
If I am a Puerto Rico resident, my investment in Starwood Real Estate Income Trust, Inc., its affiliates and other public, non-listed REITs may not exceed 10% of my liquid net worth. For purposes of Puerto Rico's suitability standard, "liquid net worth" is defined as that portion of net worth (total assets exclusive of primary residence, home furnishings, and automobiles minus total liabilities) consisting of cash, cash equivalents, and readily marketable securities.		
If I am a Tennessee resident who is not an "accredited investor" as defined in Regulation D under the Securities Act of 1933, as amended, my investment in Starwood Real Estate Income Trust, Inc.'s common stock may not exceed 10% of my net worth.		
If I am a Vermont resident who is not an "accredited investor" as defined in Regulation D under the Securities Act of 1933, as amended, my investment in this offering of Starwood Real Estate Income Trust, Inc. may not exceed 10% of my liquid net worth. For purposes of Vermont's suitability standard, "liquid net worth" is defined as an investor's total assets (not including home, home furnishings, or automobiles) minus total liabilities.		

SUBSCRIPTION AGREEMENT FOR SHARES OF STARWOOD REAL ESTATE INCOME TRUST, INC. | PAGE 6 OF 9

SUBSCRIPTION AGREEMENT FOR SHARES
OF STARWOOD REAL ESTATE INCOME TRUST, INC.

I understand that my subscription request will not be accepted before the later of (i) two business days before the first business day of the month and (ii) three business days after the transaction price is made available. I understand that I am not committed to purchase shares at the time my subscription order is submitted and I may cancel my subscription at any time before the time it has been accepted as described in the previous sentence. I understand that I may withdraw my purchase request by notifying the transfer agent, through my financial intermediary or directly on Starwood Real Estate Income Trusts Inc.'s toll-free, automated telephone line, 877-648-3235.

If you do not have another broker-dealer or other financial intermediary introducing you to Starwood Real Estate Income Trust, Inc., then Starwood Capital, L.L.C. may be deemed to be acting as your broker of record in connection with any investment in Starwood Real Estate Income Trust, Inc. For important information in this respect, see Section 8. **I declare that the information supplied above is true and correct and may be relied upon by Starwood Real Estate Income Trust, Inc. I acknowledge that the Broker-Dealer/Financial Advisor (Broker-Dealer/Financial Advisor of record) indicated in Section 8 of this Subscription Agreement and its designated clearing agent, if any, will have full access to my account information, including the number of shares I own, tax information (including the Form 1099) and redemption information. Investors may change the Broker-Dealer/Financial Advisor of record at any time by contacting Starwood Real Estate Income Trust, Inc.**

7. IMPORTANT INFORMATION RIGHTS, CERTIFICATIONS AND AUTHORIZATIONS

SUBSTITUTE IRS FORM W-9 CERTIFICATIONS (required for U.S. investors)

Under penalties of perjury, I certify that:

(1) The number shown on this Subscription Agreement is my correct taxpayer identification number (or I am waiting for a number to be issued to me); and

(2) I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and

(3) I am a U.S. citizen or other U.S. person (including a resident alien) (defined in IRS Form W-9); and

(4) The FATCA code(s) entered on this form (if any) indicating that I am exempt from FATCA reporting is correct.

Certification instructions. You must cross out item 2 above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return.

The Internal Revenue Service does not require your consent to any provision of this document other than the certifications required to avoid backup withholding.

X			X		
	Signature of Investor	*Date*		*Signature of Co-Investor or Custodian (If applicable)*	*Date*

(MUST BE SIGNED BY CUSTODIAN OR TRUSTEE IF PLAN IS ADMINISTERED BY A THIRD PARTY)

SUBSCRIPTION AGREEMENT FOR SHARES OF STARWOOD REAL ESTATE INCOME TRUST, INC. | PAGE 7 OF 9

SUBSCRIPTION AGREEMENT FOR SHARES
OF STARWOOD REAL ESTATE INCOME TRUST, INC.

8. BROKER-DEALER, FINANCIAL ADVISOR INFORMATION

(Required Information. All fields must be completed)

Broker-Dealer	Financial Advisor Name

Advisor Mailing Address

City	State	Zip Code
Financial Advisor BD Number	Branch Number	Telephone Number

E-mail Address	Fax Number

Please note that unless previously agreed to in writing by Starwood Real Estate Income Trust, Inc., all sales of securities must be made through a Broker- Dealer, including when an RIA has introduced the sale. In all cases, Section 6 must be completed.

The undersigned confirm(s), which confirmation is made on behalf of the Broker-Dealer with respect to sales of securities made through a Broker-Dealer, that they (i) have reasonable grounds to believe that the information and representations concerning the investor identified herein are true, correct and complete in all respects; (ii) have discussed such investor's prospective purchase of Shares with such investor; (iii) have advised such investor of all pertinent facts with regard to the lack of liquidity and marketability of the Shares; (iv) have delivered or made available a current Prospectus and related supplements, if any, to such investor; (v) have reasonable grounds to believe that the investor is purchasing these Shares for his or her own account; (vi) have reasonable grounds to believe that the purchase of Shares is a suitable investment for such investor, that such investor meets the suitability standards applicable to such investor set forth in the Prospectus and related supplements, if any, and that such investor is in a financial position to enable such investor to realize the benefits of such an investment and to suffer any loss that may occur with respect thereto and (vii) understand that the sale of shares in accordance with the prospectus is subject to any applicable enhanced standard of conduct, including, but not limited to, the "best interest" standard applicable under Rule 15l-1 under the Securities Exchange Act of 1934. The undersigned Financial Advisor further represents and certifies that, in connection with this subscription for Shares, he or she has complied with and has followed all applicable policies and procedures under his or her firm's existing Anti- Money Laundering Program and Customer Identification Program.

If you do not have another broker-dealer or other financial intermediary introducing you to Starwood Real Estate Income Trust, Inc., then Starwood Capital, L.L.C. may be deemed to act as your broker of record in connection with any investment in Starwood Real Estate Income Trust, Inc. Starwood Capital, L.L.C. is not a full-service broker-dealer and may not provide the kinds of financial services that you might expect from another financial intermediary, such as holding securities in an account. If Starwood Capital, L.L.C. is your broker of record, then your Shares will be held in your name on the books of Starwood Real Estate Income Trust, Inc. Starwood Capital, L.L.C. will not monitor your investments, and has not and will not make any recommendation regarding your investments. If you want to receive financial advice regarding a prospective investment in the Shares, contact your broker or other financial intermediary.

X			X		
	Financial Advisor Signature	*Date*		*Branch Manager Signature (If required by Broker-Dealer)*	*Date*

SUBSCRIPTION AGREEMENT FOR SHARES OF STARWOOD REAL ESTATE INCOME TRUST, INC. | PAGE 8 OF 9

STARWOOD REAL ESTATE INCOME TRUST

SUBSCRIPTION AGREEMENT FOR SHARES OF STARWOOD REAL ESTATE INCOME TRUST, INC.

9. DELIVERY INSTRUCTIONS

***Cash, money order, counter checks, third party checks and travelers checks will NOT be accepted.**

If a check received from an investor is returned for insufficient funds or otherwise not honored, Starwood Real Estate Income Trust, Inc., or its agent, may return the check with no attempt to redeposit. In such event, any issuance of the shares or declaration of distributions on shares may be rescinded by Starwood Real Estate Income Trust, Inc. Starwood Real Estate Income Trust, Inc. may reject any subscription, in whole or in part, in its sole discretion.

To ensure the fastest possible processing of this Subscription Agreement, all relevant information must be completed.

Each subscription will be accepted or rejected as soon as reasonably possible. However, the Company has up to 30 days to accept or reject each subscription from the date the subscription is received by the Company's Processing Agent. Investors will receive a confirmation of their purchase.

Custodial accounts, forward subscription agreement to the custodian.

If you have any questions, please contact Starwood Real Estate Income Trust, Inc. Investor Relations: 877-648-3235
To submit this form or any other form by fax, please use the following toll free fax line: 833-718-9741

By Mail - Make checks payable to "Starwood Real Estate Income Trust, Inc." or to the custodian of record for qualified plan or brokerage account investments.

By Wire Transfer	By Standard Mail	Overnight Mail
Starwood Real Estate Income Trust, Inc. ABA Routing # 101000695 Starwood Account # 9872292278 Include in memo field: FBO (Investor's Name)	Starwood c/o DST Systems, Inc. as Processing Agent PO BOX 219426 Kansas City, MO 64121-9426	Starwood c/o DST Systems, Inc. as Processing Agent 430 W 7th Street, STE 219426 Kansas City, MO 64105-1407

10. ADDITIONAL DISCLOSURES

If investors participating in the Distribution Reinvestment Plan or making subsequent purchases of Shares of Starwood Real Estate Income Trust, Inc. experience a material adverse change in their financial condition or can no longer make the representations or warranties set forth in Section 6 above, they are asked to promptly notify Starwood Real Estate Income Trust, Inc. and the Broker-Dealer in writing. This request in no way shifts to the investor the responsibility of any person selling shares on behalf of the Company to the investor to make every reasonable effort to determine that the purchase of Shares is a suitable and appropriate investment for that particular investor.

No sale of Shares may be completed until at least five business days after you receive the final Prospectus. To be accepted, a subscription request must be made with a completed and executed subscription agreement in good order and payment of the full purchase price at least five business prior to the first business day of the month (unless waived). You will receive a written confirmation of your purchase.

All items on the Subscription Agreement must be completed in order for your subscription to be processed. Subscribers are encouraged to read the Prospectus in its entirety for a complete explanation of an investment in the Shares of Starwood Real Estate Income Trust, Inc.

SUBSCRIPTION AGREEMENT FOR SHARES OF STARWOOD REAL ESTATE INCOME TRUST, INC. | PAGE 9 OF 9

APPENDIX B

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): June 13, 2025

STARWOOD REAL ESTATE INCOME TRUST, INC.

(Exact Name of Registrant as Specified in Its Charter)

Maryland	000-56046	82-2023409
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

2340 Collins Avenue Miami Beach, FL 33139

(Address of principal executive offices, including zip code)

(305) 695-5500

(Registrant’s telephone number, including area code)

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act

Securities registered pursuant to Section 12(b) of the Act: None

Title of each class	Trading Symbol(s)	Name of each exchange on which registered

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01. Other Events.

Starwood Real Estate Income Trust, Inc. (the “Company”) is filing this Current Report on Form 8-K (“Form 8-K”) solely to present recasted reportable segment financial information and related disclosures included in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, originally filed with the Securities and Exchange Commission (the “SEC”) on March 21, 2025 (the “2024 Form 10‑K”) to reflect changes in the composition of reportable segments implemented during the first quarter of 2025, as described in the Company’s Quarterly Report on Form 10‑Q for the period ended March 31, 2025 filed with the SEC on May 9, 2025 (the “2025 Form 10-Q”). The information in this Form 8-K is not an amendment to or restatement of the 2024 Form 10-K.

Effective January 1, 2025, the Single-Family Rental properties and Self-Storage properties segments were combined within the Other properties segment and previous amounts have been recasted to conform with the current period presentation. The Company provided a brief description of the segment changes in the 2025 Form 10-Q.

The SEC rules require that when a registrant prepares, on or after the date a registrant reports an accounting change such as the segment changes noted above, a new registration, proxy, or information statement (or amends a previously filed registration, proxy, or information statement) that includes or incorporates by reference financial statements, the registrant must recast the prior period financial statements included or incorporated by reference in the registration, proxy, or information statement to reflect these types of changes. Accordingly, the Company is filing this Form 8-K to recast its consolidated financial statements for each of the three years in the period ended December 31, 2024, to reflect the changes in segment reporting as described above. The updates do not represent a restatement of previously issued financial statements. The recast information of Items contained in the 2024 Form 10-K is presented in Exhibit 99.1 to this Form 8-K, which is incorporated herein by reference.

The information included in this Form 8-K is presented for informational purposes only in connection with the segment reporting changes described above and does not amend or restate the Company’s audited consolidated financial statements included in the 2024 Form 10-K. This Form 8-K does not reflect events occurring after the Company filed the 2024 Form 10-K and does not modify or update the disclosures therein in any way, other than to illustrate the impact of the segment changes as described above. For developments subsequent to the filing of the 2024 Form 10-K, refer to the 2025 Form 10-Q. This Form 8-K should be read in conjunction with the 2024 Form 10-K and the 2025 Form 10-Q.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

99.1

Part I, Item 1. Business; Part II, Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations; and Item 8. Financial Statements and Supplementary Data from the Company’s Annual Report on Form 10-K for the year ended December 31, 2024 in each case revised solely to reflect the change in segment reporting.

101	Interactive data file (Inline XBRL) (filed herewith)

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

STARWOOD REAL ESTATE INCOME TRUST, INC.

Date: June 13, 2025	By:	/s/ Matthew Guttin
Matthew Guttin
Chief Compliance Officer and Secretary

EXHIBIT 99.1

EXPLANATORY NOTE

Starwood Real Estate Income Trust, Inc. is filing this exhibit (this “Exhibit”) to the Current Report on Form 8-K solely to recast reportable segment financial information and related disclosures included in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, originally filed with the Securities and Exchange Commission on March 21, 2025 (the “2024 Form 10-K”), to reflect changes implemented during the first quarter of 2025, as described in the Company's Quarterly Report on Form 10-Q for the period ended March 31, 2025. The information in this Exhibit is not an amendment to or restatement of the 2024 Form 10-K.

ITEM 1. BUSINESS

References herein to “Starwood Real Estate Income Trust,” “Company,” “we,” “us,” or “our” refer to Starwood Real Estate Income Trust, Inc., a Maryland corporation, and its subsidiaries unless the context specifically requires otherwise.

General Description of Business and Operations

We were formed on June 22, 2017 as a Maryland corporation and elected to be taxed as a real estate investment trust (“REIT”) for U.S. federal income tax purposes commencing with our taxable year ended December 31, 2019. We are organized to invest primarily in stabilized, income-oriented commercial real estate and debt secured by commercial real estate. Our portfolio is principally comprised of properties located in the United States and is diversified on a global basis through investments in properties outside of the United States, with a focus on Europe. To a lesser extent, we also invest in real estate debt, which could include loans secured by real estate and real estate-related securities. We are the sole general partner of Starwood REIT Operating Partnership, L.P., a Delaware limited partnership (the “Operating Partnership”). Starwood REIT Special Limited Partner, L.L.C. (the “Special Limited Partner”), a wholly owned subsidiary of Starwood Capital Group Holdings, L.P. (the “Sponsor”), owns a special limited partner interest in the Operating Partnership. Substantially all of our business is conducted through the Operating Partnership. We and the Operating Partnership are externally managed by the Advisor, an affiliate of the Sponsor.

Our board of directors has at all times had oversight and policy-making authority over us, including responsibility for governance, financial controls, compliance and disclosure with respect to the Operating Partnership. Pursuant to an advisory agreement among the Advisor, the Operating Partnership and us (the “Advisory Agreement”), we have delegated to the Advisor the authority to source, evaluate and monitor our investment opportunities and make decisions related to the acquisition, management, financing and disposition of our assets, in accordance with our investment objectives, guidelines, policies and limitations, subject to oversight by our board of directors.

As of December 31, 2024, we owned 461 consolidated real estate properties, 933 single-family rental units, two investments in unconsolidated real-estate ventures and one real estate debt investment. As of January 1, 2025, we operate in five reportable segments: Multifamily, Industrial, Office, Other and Investments in Real Estate Debt. Effective January 1, 2022, the Hospitality and Medical Office segments were combined within the Other segment and previous amounts have been recasted to conform with current period presentation. Effective January 1, 2025, the Single-Family Rental properties and Self-Storage properties segments were combined within the Other properties segment and previous amounts have been recasted to conform with current period presentation.

On December 27, 2017, we commenced our initial public offering of up to $5.0 billion in shares of common stock. On June 2, 2021, our initial public offering terminated and we commenced a follow-on public offering of up to $10.0 billion in shares of common stock. On August 10, 2022, our follow-on public offering terminated and we commenced our third public offering of up to $18.0 billion in shares of common stock, consisting of up to $16.0 billion in shares in our primary offering and up to $2.0 billion in shares pursuant to our distribution reinvestment plan. We intend to continue selling shares in our third public offering on a monthly basis.

As of March 21, 2025, we had received net proceeds of $14.1 billion from the sale of our common stock through our public offerings. We have contributed the net proceeds from our public offerings to the Operating Partnership in exchange for a corresponding number of Class T, Class S, Class D and Class I units. The Operating Partnership has primarily used the net proceeds to make investments in real estate, real estate debt and real estate-related securities.

In April 2024, we launched a program (the “DST Program”) to raise capital, through the Operating Partnership, through private placement offerings exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”), by selling beneficial interests (the “DST Interests”) in specific Delaware statutory trusts (“DSTs”) holding real properties (the “DST Properties”). We expect that the DST Program will give us the opportunity to expand and diversify our capital-raising strategies by offering what we believe to be an attractive investment product for investors that may be seeking like-kind replacement properties to complete tax-deferred exchange transactions under Section 1031 of the Internal Revenue Code (the “Code”). Affiliates of the Advisor will receive fees in connection with the sale of the DST Interests and the management of the DSTs. We intend to use the net offering proceeds from the DST Program to make investments in accordance with our investment strategy and policies, reduce our borrowings, repay indebtedness, fund the repurchase of shares under our share repurchase plan and for other corporate purposes. As of March 21, 2025, we have raised approximately $37.0 million in gross offering proceeds through the DST Program.

Investment Objectives

Our investment objectives are to invest in assets that will enable us to:

•
provide current income in the form of regular, stable cash distributions to achieve an attractive distribution yield;
•
preserve and protect invested capital;
•
realize appreciation in NAV from proactive investment management and asset management; and
•
provide an investment alternative for stockholders seeking to allocate a portion of their long-term investment portfolios to commercial real estate with lower volatility than public real estate companies.

We cannot assure you that we will achieve our investment objectives. See Item 1A. — “Risk Factors” section of this Annual Report on Form 10-K.

Review of our Policies

Our independent directors have reviewed our policies and determined that they are in the best interests of our stockholders. Set forth below is a discussion of the basis for such determination. In addition, our board of directors, including our independent directors, has examined the material terms, factors and circumstances surrounding any related party transactions or arrangements described herein. On the basis of such examination, our board of directors, including our independent directors, has determined that such transactions occurring in the year ended December 31, 2024 are fair and reasonable to us and on terms and conditions not less favorable to us than those available from unaffiliated third parties.

Investment Strategy

Our investment strategy seeks to capitalize on Starwood Capital’s scale and the real-time information provided by its real estate holdings to identify and acquire our target investments at attractive pricing. We also seek to benefit from Starwood Capital’s reputation and ability to transact in scale with speed and certainty, and its long-standing and extensive relationships in the real estate industry. Starwood Capital is a private investment firm with a primary focus on global real estate. Since its inception in 1991, Starwood Capital has raised over $80 billion of capital and currently has approximately $115 billion of assets under management. Our objective is to bring Starwood Capital’s leading real estate investment platform to income-focused investors.

Our investment strategy is primarily to acquire stabilized, income-oriented commercial real estate. Our portfolio is principally comprised of properties located in the United States and is diversified on a global basis through investments in properties outside of the United States, with a focus on Europe. To a lesser extent, and subject to the investment limitations described herein, we may also invest in real estate debt, including loans secured by real estate and real estate-related debt securities, and real estate-related equity securities. Our investments in real estate-related debt and equity securities provide us with current income, a source of liquidity for our share repurchase plan, cash management and other purposes.

We believe that our structure as a perpetual-life REIT will allow us to acquire and manage our investment portfolio in a more active and flexible manner. We do not have a pre-determined operational period or the need to provide a “liquidity” event, potentially in an unfavorable market, at the end of that period.

Investments in Properties

To execute our investment strategy, we invest primarily in stabilized, income-oriented commercial real estate. Our portfolio is principally comprised of properties located in the United States and is diversified on a global basis through investments in properties outside of the United States, with a focus on Europe. These may include multifamily, industrial, and office assets, as well as other property types, including, without limitation, single-family rental, self-storage, retail, medical office, student housing, senior living, data centers, and manufactured housing properties. We may also acquire assets that require some amount of capital investment in order to be renovated or repositioned. We generally will limit investment in new developments on a standalone basis, but we may consider development that is ancillary to an overall investment.

We do not designate specific sector allocations for the portfolio; rather we invest in markets or asset classes where we see the best opportunities that support our investment objectives.

Investments in Real Estate Debt

While our portfolio is principally comprised of properties, to a lesser extent, we may also invest in real estate debt, including loans secured by real estate and real estate-related debt securities. An allocation of our overall portfolio to real estate debt may allow us to add sources of income and further diversify our portfolio.

Our investments in loans secured by real estate may include first mortgages, subordinated mortgages and mezzanine loans, participations in such loans and other debt secured by or relating to the types of commercial real estate that are the focus of our real estate strategy. The type of real estate debt investments we seek to acquire are obligations backed principally by real estate of the type that generally meets our criteria for direct investment. Mortgage loans are typically secured by multifamily or commercial property and are subject to risks of delinquency and foreclosure. The ability of a borrower to repay a loan secured by an income-producing property typically is dependent primarily upon the successful operation of such property rather than upon the existence of independent income or assets of the borrower. Mezzanine loans may take the form of subordinated loans secured by a pledge of the ownership interests of either the entity owning the real property or an entity that owns (directly or indirectly) the interest in the entity owning the real property. These types of investments may involve a higher degree of risk than mortgage lending because the investment may become unsecured because of foreclosure by the senior lender. We do not intend to make loans to other persons or to engage in the purchase and sale of any types of investments other than those related to real estate.

We may also invest in real estate-related debt securities to provide us with current income and an additional source of liquidity for cash management, satisfying any stock repurchases we chose to make in any particular month and for other purposes. Our real estate-related debt securities investments may focus on investments in commercial mortgage-backed securities (“CMBS”) and, to a lesser extent, agency and non-agency residential mortgage-backed securities (“RMBS”) and collateralized loan obligations (“CLOs”).

Investments in Real Estate-Related Equity Securities

We also may invest in real estate-related equity securities investments, with a focus on non-controlling equity positions of public real estate-related companies, including preferred equity. We believe that investments in real estate-related equity securities may also provide an additional source of liquidity for cash management, satisfying any stock repurchases we chose to make in any particular month and for other purposes.

We do not intend that our investments in real estate-related debt and equity securities will require us to register as an investment company under the Investment Company Act, and we intend to generally divest appropriate securities before any such registration would be required. We may also invest, without limitation, in securities that are unregistered (but are eligible for purchase and sale by certain qualified institutional buyers) or are held by control persons of the issuer and securities that are subject to contractual restrictions on their resale.

Borrowing Policies

We use financial leverage to provide additional funds to support our investment activities. This allows us to make more investments than would otherwise be possible, resulting in a broader portfolio of investments. Subject to the limitation on indebtedness for money borrowed in our charter described below, our target leverage ratio is 50% to 65%. Our leverage ratio is measured by dividing (i) property-level and entity-level debt net of cash and loan-related restricted cash, by (ii) our gross real estate assets (measured using the greater of fair market value or cost) plus the equity in our real estate debt and real estate-related equity securities portfolios. For purposes of determining our gross real estate assets, we will include the asset values of the DST Properties due to the master lease structure, including the Operating Partnership’s fair market value option (the “FMV Option”). Our leverage ratio calculation does not include (i) indebtedness incurred in connection with funding a deposit in advance of the closing of an investment, (ii) indebtedness incurred as other working capital advances or (iii) the financing liability resulting from the sale of DST Properties included in our NAV calculation. Furthermore, the refinancing of any amount of existing indebtedness is not deemed to constitute incurrence of new indebtedness so long as no additional amount of net indebtedness is incurred in connection therewith (excluding the amount of transaction expenses associated with such refinancing).

Our real estate-related debt portfolio may have embedded leverage through the use of repurchase agreements. We may also have embedded leverage through the use of derivatives, including, but not limited to, total return swaps, securities lending arrangements and credit default swaps.

During times of increased investment and capital market activity, but subject to the limitation on indebtedness for money borrowed in our charter described below, we may employ greater leverage in order to quickly build a broader portfolio of assets. We may leverage our portfolio by assuming or incurring secured or unsecured property-level or entity-level debt. An example of property-level debt is a mortgage loan secured by an individual property or portfolio of properties incurred or assumed in connection with our acquisition of such property or portfolio of properties. An example of entity-level debt is a line of credit obtained by us or our Operating Partnership. We may decide to seek to obtain additional lines of credit under which we would reserve borrowing capacity. Borrowings under our current lines of credit or any future lines of credit may be used not only to repurchase shares, but also to fund acquisitions or for any other corporate purpose.

Our actual leverage level is affected by a number of factors, some of which are outside our control. Significant inflows of proceeds from the sale of shares of our common stock generally cause our leverage as a percentage of our net assets, or our leverage ratio, to decrease, at least temporarily. Significant outflows of equity as a result of repurchases of shares of our common stock generally cause our leverage ratio to increase, at least temporarily. Our leverage ratio also increases or decreases with decreases or increases, respectively, in the value of our portfolio. If we borrow under a line of credit to fund repurchases of shares of our common stock or for other purposes, our leverage would increase and may exceed our target leverage. In such cases, our leverage may remain at the higher level until we receive additional net proceeds from our continuous offering or sell some of our assets to repay outstanding indebtedness.

Our board of directors reviews our aggregate borrowings at least quarterly. In connection with such review, our board of directors may determine to modify our target leverage ratio in light of then-current economic conditions, relative costs of debt and equity capital, fair values of our properties, general conditions in the market for debt and equity securities, growth and investment opportunities or other factors. We may exceed our targeted leverage ratio at times if the Advisor deems it advisable for us. For example, if we fund a repurchase under a line of credit, we will consider actual borrowings when determining whether we are at our leverage target, but not unused borrowing capacity. If, therefore, we are at a leverage ratio in the range of 50% to 65% of our gross real estate assets and we borrow additional amounts under a line of credit, or if the value of our portfolio decreases, our leverage could exceed the range of 50% to 65%. In the event that our leverage ratio exceeds our target, regardless of the reason, we will thereafter endeavor to manage our leverage back down to our target.

There is no limit on the amount we may borrow with respect to any individual property or portfolio. However, under our charter we may not incur indebtedness for money borrowed in an amount exceeding 300% of the cost of our net assets, which approximates borrowing 75% of the cost of our investments. “Net assets” is defined as our total assets other than intangibles valued at cost (prior to deducting depreciation, reserves for bad debts and other non-cash reserves) less total liabilities. However, we may borrow in excess of this amount if such excess is approved by a majority of our independent directors, and disclosed to stockholders in our next quarterly report, along with justification for such excess.

Our charter prohibits us from obtaining loans from any of our directors, Starwood Capital or any of their affiliates, unless approved by a majority of our board of directors (including a majority of our independent directors) not otherwise interested in the transaction as fair, competitive and commercially reasonable and on terms and conditions not less favorable than comparable loans between unaffiliated parties under the same circumstances.

Our Taxation as a REIT

We believe we have operated in a manner that has allowed us to be taxed as a REIT under Sections 856 through 860 of the Code, for federal income tax purposes, beginning with our taxable year ended December 31, 2019 and intend to continue to operate in a manner that will allow us to continue to qualify as a REIT. As long as we qualify for taxation as a REIT, we generally will not be subject to U.S. federal corporate income tax on our net taxable income (determined without regard to our net capital gain and dividends paid deduction) that we timely distribute to our stockholders. Even if we qualify for taxation as a REIT, we may be subject to certain state and local taxes, taxes imposed by foreign jurisdictions attributed to certain non-U.S. investments, taxes on our income and property, and federal income and excise taxes in certain circumstances, including on our undistributed taxable income.

We have formed certain subsidiaries to function as taxable REIT subsidiaries (“TRSs”). In general, a TRS may perform additional services for our tenants and generally may engage in any real estate or non-real estate-related business other than management or operation of a lodging facility or a health care facility. The TRSs are subject to taxation at the federal, state, local and foreign levels, as applicable. We will account for applicable income taxes by utilizing the asset and liability method. As such, we will record deferred tax assets and liabilities for the future tax consequences resulting from the difference between the carrying value of existing assets and liabilities and their respective tax basis. A valuation allowance for deferred tax assets is provided if we believe it is more likely than not that some or all of the deferred tax asset may not be realized.

Governmental Regulations

As an owner of real estate, our operations are subject, in certain instances, to supervision and regulation by U.S. and other governmental authorities, and may be subject to various laws and judicial and administrative decisions imposing various requirements and restrictions, which, include among other things: (i) federal and state securities laws and regulations; (ii) federal, state and local tax laws and regulations; (iii) state and local laws relating to real property; (iv) federal, state and local environmental laws, ordinances, and regulations; and (v) various laws relating to housing, including permanent and temporary rent control and stabilization laws, the Americans with Disabilities Act of 1990 and the Fair Housing Amendment Act of 1988, among others.

Compliance with the federal, state and local laws described above has not had a material, adverse effect on our business, assets, results of operations, financial condition and ability to pay distributions, and we do not believe that our existing portfolio will require us to incur material expenditures to comply with these laws and regulations.

Competition

We face competition from various entities for investment opportunities in properties, including other REITs, pension funds, insurance companies, investment funds and companies, partnerships and developers. In addition to third-party competitors, other programs sponsored by the Advisor and its affiliates, particularly those with investment strategies that overlap with ours, may seek investment opportunities under Starwood Capital’s prevailing policies and procedures. Many of these entities may have greater access to capital to acquire properties than we have.

In the face of this competition, we have access to our Advisor’s and Sponsor’s professionals and their industry expertise and relationships, which we believe provide us with a competitive advantage and help us source, evaluate and compete for potential investments. We believe these relationships will enable us to compete more effectively for attractive investment opportunities. However, we may not be able to achieve our business goals or expectations due to the competitive risks that we face. For additional information concerning these competitive risks, see Item 1A. “Risk Factors—General Risks Related to Investments in Real Estate.”

Human Capital

We have no employees. Our operations are conducted by the Advisor. Our executive officers serve as officers of the Advisor, and are employed by an affiliate of the Advisor. See Item 13. “Certain Relationships and Related Transactions, and Director Independence—Our Relationship with Our Advisor and Starwood Capital.”

Conflicts of Interest

We are subject to conflicts of interest arising out of our relationship with Starwood Capital, including the Advisor and its affiliates. See Item 1A “Risk Factors—Risks Related to Conflicts of Interest.”

Available Information

Stockholders may obtain copies of our filings with the U.S. Securities and Exchange Commission (the “SEC”), free of charge from the website maintained by the SEC at www.sec.gov or from our website at www.starwoodnav.reit.

We are providing the address to our website solely for the information of investors. The information on our website is not a part of, nor is it incorporated by reference into this report. From time to time, we may use our website as a distribution channel for information about our Company. The information we post through this channel may be deemed material. Accordingly, investors should monitor this channel, in addition to following our press releases and SEC filings.

ITEM 7. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

References herein to “Starwood Real Estate Income Trust, Inc.,” “Company,” “we,” “us,” or “our” refer to Starwood Real Estate Income Trust, Inc. and its subsidiaries unless the context specifically requires otherwise.

The following discussion should be read in conjunction with the consolidated financial statements and notes thereto appearing elsewhere in this Annual Report on Form 10-K. In addition to historical data, this discussion contains forward-looking statements about our business, operations and financial performance based on current expectations that involve risks, uncertainties and assumptions. Our actual results may differ materially from those in this discussion as a result of various factors, including but not limited to those discussed under Item 1A. “Risk Factors” in this Annual Report on Form 10-K.

Overview

We were formed on June 22, 2017 as a Maryland corporation to invest primarily in stabilized, income-oriented commercial real estate and debt secured by commercial real estate. Our portfolio is principally comprised of properties located in the United States and is diversified on a global basis through investments in properties outside of the United States, with a focus on Europe. To a lesser extent, we also invest in real estate debt, including loans secured by real estate and real estate-related securities. We are an externally advised, perpetual-life REIT. We own all or substantially all of our assets through the Operating Partnership, of which we are the sole general partner. We and the Operating Partnership are externally managed by the Advisor.

Our board of directors has at all times oversight and policy-making authority over us, including responsibility for governance, financial controls, compliance and disclosure. Pursuant to an advisory agreement among the Advisor, the Operating Partnership and us (the “Advisory Agreement”), we have delegated to the Advisor the authority to source, evaluate and monitor our investment opportunities and make decisions related to the acquisition, management, financing and disposition of our assets, in accordance with our investment objectives, guidelines, policies and limitations, subject to oversight by our board of directors.

We have elected to be taxed as a REIT under the Code for U.S. federal income tax purposes, commencing with our taxable year ended December 31, 2019. We generally will not be subject to U.S. federal income taxes on our taxable income to the extent we annually distribute all of our net taxable income (determined without regard to our net capital gain and dividends-paid deduction) to stockholders and maintain our qualification as a REIT.

Public Offerings

On December 27, 2017, we commenced our initial public offering of up to $5.0 billion in shares of our common stock. On June 2, 2021, our initial public offering terminated and we commenced our follow-on public offering of up to $10.0 billion in shares of common stock. On August 10, 2022, the follow-on public offering terminated and we commenced our third public offering of up to $18.0 billion in shares of common stock, consisting of up to $16.0 billion in shares in our primary offering and up to $2.0 billion in shares pursuant to our distribution reinvestment plan. We intend to continue selling shares in our third public offering on a monthly basis.

As of March 21, 2025, we had received net proceeds of $14.1 billion from the sale of our common stock through our public offerings. We have contributed the net proceeds from our public offerings to the Operating Partnership in exchange for a corresponding number of Class T, Class S, Class D and Class I units. The Operating Partnership has primarily used the net proceeds to make investments in real estate and real estate debt as further described below under “Portfolio”.

DST Program

In April 2024, we, through the Operating Partnership, commenced the DST Program to issue and sell up to a maximum aggregate offering amount of $1.0 billion of DST Interests in specific DSTs holding one or more DST Properties. These DST Interests will be issued and sold to “accredited investors,” as that term is defined under Regulation D promulgated by the SEC under the Securities Act, in private placements exempt from registration pursuant to Section 4(a)(2) of the Securities Act (the “DST Offerings”).

Under the DST Program, each DST Property may be sourced from our real properties or from third parties, which will be held in a DST are leased-back to a wholly owned subsidiary of the Operating Partnership on a long-term basis through January 2, 2031, unless sooner terminated pursuant to master lease agreements. Each master lease agreement will be guaranteed by the Operating Partnership, which will retain a FMV Option, giving it the right, but not the obligation, to acquire the DST Interests in the applicable DST from the investors in exchange for Operating Partnership units or cash, at the Operating Partnership’s discretion. Such FMV Option shall be exercisable any time after two years from the closing of the applicable DST Offering. The Operating Partnership, in its sole and absolute discretion, may assign its rights in the FMV Option to a subsidiary, an affiliate, a successor entity to the Operating

Partnership or the acquiror of a majority of the Operating Partnership’s assets. After a one-year holding period, investors who acquire Operating Partnership units pursuant to the FMV Option generally have the right to cause the Operating Partnership to redeem all or a portion of their Operating Partnership units for, at our sole discretion, shares of our common stock, cash, or a combination of both.

We expect that the DST Program will give us the opportunity to expand and diversify our capital-raising strategies by offering what we believe to be an attractive investment product for investors that may be seeking like-kind replacement properties to complete tax-deferred exchange transactions under Section 1031 of the Code. Affiliates of the Advisor are expected to receive fees in connection with the sale of the DST Interests and the management of the DSTs. We intend to use the net offering proceeds from the DST Program to make investments in accordance with our investment strategy and policies, reduce our borrowings, repay indebtedness, fund the repurchase of shares of all classes of our common stock under our share repurchase plan and for other corporate purposes.

As of December 31, 2024, we have raised approximately $25.8 million in gross offering proceeds through the DST Program.

Investment Objectives

Our investment objectives are to invest in assets that will enable us to:

•
provide current income in the form of regular, stable cash distributions to achieve an attractive distribution yield;
•
preserve and protect invested capital;
•
realize appreciation in NAV from proactive investment management and asset management; and
•
provide an investment alternative for stockholders seeking to allocate a portion of their long-term investment portfolios to commercial real estate with lower volatility than publicly traded real estate companies.

We cannot assure you that we will achieve our investment objectives. See Item 1A.“Risk Factors” section of this Annual Report on Form 10-K.

Recent Developments

2024 Performance

Through year-end 2024, our Class I shares delivered an inception-to-date annualized return of +6.8%. For the year ended December 31, 2024, performance for the Class I shares was +0.2%. For the fifth consecutive year, 100% of our distributions during the year ended December 31, 2024 were characterized as a Return of Capital (“ROC”) for federal income tax purposes. Our annualized distribution rate is 5.7% and equates to approximately 9.7% on a tax-equivalent basis for investors in the highest income tax bracket.

Performance for the year was impacted by interest rates, both positively and negatively. Short-term interest rates declined with the Federal Reserve’s three rate cuts beginning in September 2024. Lower rates, combined with a sense that the worst is behind us, led to lower credit spreads and overall borrowing costs. This helped to stabilize asset values. The offset to lower short-term rates was a negative impact to the mark-to-market value of our interest rate hedges, which are in-place to protect distributable cash flow. Excluding these hedges, our total net return for the year ended December 31, 2024, would have been +2.4%, underscoring the positive direction of real estate values.

Portfolio Update

While rent growth slowed throughout the year due to elevated supply deliveries, fundamentals in our portfolio remained solid. Revenue growth in our two largest reporting segments (rental housing and industrial) outperformed the top 50 markets average by nearly 3% on a combined basis. This outperformance was primarily driven by our unique affordable housing portfolio within rental residential (which benefits from inflation and wage indexed rents) and allocation to in-fill, last mile and infrastructure centric industrial investments (which experienced lower levels of new supply growth). Bigger picture, supply and demand fundamentals for rental housing continue to benefit from an estimated four to five million unit shortfall and industrial continues to benefit from the growth in e-commerce and the need to deliver products to consumers faster.

We believe our portfolio is strategically positioned, with 92% allocated to asset classes with strong long-term fundamentals, including rental housing, industrial, and a floating-rate real estate term loan. In addition, our assets are approximately 80% located in the sunbelt markets, which benefit from outsized long-term demand drivers including population growth, job growth, and superior affordability. Another 8% is invested internationally for diversification and high barriers to new supply.

Across our Consolidated Balance Sheet, we have emphasized downside protection with approximately 88% of our secured property debt currently being fixed-rate or hedged, and having three-and-a-half years of duration remaining. Due to an improving capital markets environment, we are looking to be opportunistic in extending loan maturities and, in several cases, reducing credit spreads. For example, we recently successfully refinanced the $1.2 billion loan on our Extended Stay portfolio with a spread that is 110 bps inside previous levels, generating meaningful interest savings and increasing cash-on-cash yields. At present, our portfolio has an average cost of debt of approximately 3.8% with limited near-term loan maturities. The major challenge for most investors in this environment has maturing debt or unhedged interest rates, and we are well positioned from this perspective.

Outlook

As we look to 2025 and beyond, we expect to see continued cash flow growth due to several factors. Supply and demand fundamentals should continue to improve as new supply starts have declined 60-70% in multifamily and industrial. The realization of lower deliveries should begin to take hold in late 2025 and into early 2026. In the meantime, demand for multifamily apartments remains robust with national absorption levels near 20-year highs. Affordability continues to play a key factor in driving demand. Our average multifamily rent is nearly half that of the median U.S. mortgage payment. Wage growth has also outpaced rent growth, which has improved the rent-to-income of our portfolio and now stands at a very healthy 21%, providing room for future rent increases. Since affordable housing rents are formulaic (tied to inflation and wage growth) and a portion of our historical allowable rent increases have been deferred into the future, we have good visibility into continued mid-single-digit rent growth in 2025. Similarly, within our industrial portfolio, our releasing spreads were a positive 50% throughout 2024 and rents remain approximately 20% below market, which should also allow for continued cash flow growth as leases roll over the next several years.

Liquidity

We continue to prioritize generating liquidity for stockholders submitting share repurchase requests, while also staying focused on protecting and maximizing value for our stockholders who remain fully invested. This requires picking the right spots to generate liquidity as the markets continue to improve.

Our current liquidity stands at approximately $0.6 billion, representing approximately 6.8% of NAV. Through the end of February 2025, we have successfully executed select asset sales totaling approximately $0.8 billion on a gross basis. From a timing standpoint, our decision to wait for the first Fed rate cuts proved to be the right one. The capital markets between September 2024 and November 2024 provided an optimal three-month window for asset sales, as short-term rates declined and investor demand was strong. Fortunately, nearly all of our asset sales were either closed or were under contract before interest rate volatility and before the uncertainty of the new administration’s fiscal and trade policy took shape. Once these asset sales are finalized, we expect total liquidity to increase to approximately $0.9 billion, or approximately 10% of our NAV. We will continue to evaluate additional select asset sales and other strategic initiatives to strengthen liquidity throughout the year.

Please refer to Item 1A. “Risk Factors” in this Annual Report on Form 10-K for additional disclosure relating to material trends or uncertainties that may impact our business.

2024 Highlights

Operating Results:

•
Declared monthly net distributions totaling $494.3 million for the year ended December 31, 2024. The details of the average annualized distribution rates and total returns are shown in the following table:

	Class T	Class S	Class D	Class I
	Shares	Shares	Shares	Shares
Average Annualized Distribution Rate	4.8%	4.8%	5.6%	5.7%
Year-to-Date Total Return, without upfront selling commissions and dealer manager fees	(0.6%)	(0.7%)	(0.1%)	0.2%
Annualized Inception-to-Date Total Return, without upfront selling commissions and dealer manager fees	6.1%	6.0%	6.4%	6.8%
Annualized Inception-to-Date Total Return, assuming full upfront selling commissions and dealer manager fees	5.5%	5.4%	6.1%	N/A

Disposition Activity:

•
Sold seven industrial properties, two hotel properties, one net-lease property, and 83 single-family rental units for total net proceeds of $204.9 million during the year ended December 31, 2024.

Financing Activity:

•
Received net borrowings of $454.5 million from our unsecured line of credit during the year ended December 31, 2024.
•
Entered into a senior secured revolving credit facility agreement with a total borrowing capacity of $150.0 million during the year ended December 31, 2024. The senior secured revolving credit facility agreement matures in January 2026, at which time we may request an additional one-year extension thereafter. Interest under the senior secured revolving credit facility is determined based on one-month U.S. dollar denominated Secured Overnight Financing Rate (“SOFR”) plus 2.5%. During the year ended December 31, 2024, no amounts were borrowed under this senior secured revolving credit facility.

Portfolio

Summary of Portfolio

The following chart outlines the percentage of our assets across investments in real estate and our investment in a real estate loan based on fair value as of December 31, 2024:

The following charts further describe the composition of our investments in real estate and our investment in a real estate loan based on fair value as of December 31, 2024:

(1)
Investments in real estate includes our direct property investments and our unconsolidated investments. Our investment in a real estate loan includes our term loan.
(2)
Includes our direct property investments, our unconsolidated investments and our investment in a term loan.
(3)
Geography weighting includes our term loan. Geography weighting is measured as the asset value of real estate properties, unconsolidated real estate ventures, and our investment in a real estate loan for each geographical category against the total value of all (i) real estate properties, (ii) unconsolidated real estate ventures, and (iii) our investment in a real estate loan.

Investments in Real Estate

The following table provides a summary of our portfolio as of December 31, 2024 ($ in thousands):

Segment	Number of Consolidated Properties	Sq. Feet (in millions) / Number of Units/Keys	Occupancy Rate (1)	Gross Asset Value (2)	Segment Revenue for the year ended December 31, 2024	Percentage of Segment Revenue
Multifamily	284	66,919 units	95%	$16,065,200	$1,233,802	73%
Industrial	124	17.18 sq. ft.	96%	2,833,370	183,907	11%
Office	20	3.90 sq. ft.	90%	1,530,364	166,798	10%
Other Properties(3) (4)	33	N/A (5)	N/A	1,121,867	103,278	6%
Total	461			$21,550,801	$1,687,785	100%

(1)
The occupancy rate for our multifamily investments is defined as the number of leased units divided by the total unit count as of December 31, 2024. The occupancy rate for our industrial and office investments is defined as all leased square footage divided by the total available square footage as of December 31, 2024.
(2)
Based on fair value as of December 31, 2024.
(3)
Includes a 100% interest in a subsidiary with 24 single-family rental units and a 95% interest in a consolidated joint venture with 909 single-family rental units.
(4)
Excludes our investments in unconsolidated real estate ventures.
(5)
Includes approximately 2.6 million sq. ft. across our self-storage, medical office and retail properties, 431 keys at our consolidated hospitality properties and 933 single-family rental units.

Average Effective Annual Base Rents

The following table provides a summary of the average effective annual base rents across our portfolio as of December 31, 2024:

Property Type	Average Effective Annual Base Rent per Leased Square Foot / Units
Multifamily(1)	$18,082
Industrial(2)	$7.42
Office(2)	$34.20

(1)
For multifamily properties, average effective annual base rent per leased unit represents the annualized base rent for the year ended December 31, 2024. The average effective annual base rent includes the effects of rent concessions and abatements and excludes tenant recoveries, straight-line rent, and above-market and below-market lease amortization.
(2)
For industrial and office properties, average effective annual base rent represents the annualized base rent per leased square foot for the year ended December 31, 2024. The average effective annual base rent includes the effects of rent concessions and abatements and excludes tenant recoveries, straight-line rent, and above-market and below-market lease amortization.

The following table provides information regarding our portfolio of real estate properties as of December 31, 2024:

Segment and Investment	Number of Properties	Location	Acquisition Date	Ownership Interest (1)	Sq. Feet (in millions) / Number of Units/Keys	Occupancy(2)
Multifamily:
Florida Multifamily Portfolio	4	Jacksonville/Naples, FL	January 2019	100%	1,150	100%
Phoenix Property	1	Mesa, AZ	January 2019	100%	256	96%
Columbus Multifamily	3	Columbus, OH	September/October 2019	96%	690	96%
Cascades Apartments(3)	1	Charlotte, NC	October 2019	79%	570	87%
Exchange on Erwin	1	Durham, NC	November 2019	100%	265	87%
Avida Apartments	1	Salt Lake City, UT	December 2019	100%	400	94%
Southeast Affordable Housing Portfolio	22	Various	Various 2020	100%	4,384	95%
Florida Affordable Housing Portfolio II	4	Jacksonville, FL	October 2020	100%	958	93%
Mid-Atlantic Affordable Housing Portfolio	28	Various	October 2020	100%	3,660	96%
Kalina Way(3)	1	Salt Lake City, UT	December 2020	79%	264	98%
Southeast Affordable Housing Portfolio II	9	DC, FL, GA, MD, SC, VA	May 2021	100%	1,642	98%
Azalea Multifamily Portfolio	17	TX, FL, NC, MD, TN, GA	June/July 2021	100%	5,620	95%
Keystone Castle Hills	1	Dallas, TX	July 2021	100%	690	96%
Greater Boston Affordable Portfolio	5	Boston, MA	August/September 2021	98%	842	97%
Columbus Preferred Portfolio	2	Columbus, OH	September 2021	96%	400	96%
The Palmer Dadeland	1	Dadeland, FL	September 2021	100%	844	95%
Seven Springs Apartments	1	Burlington, MA	September 2021	100%	331	95%
Maison’s Landing	1	Taylorsville, UT	September 2021	100%	492	95%
Sawyer Flats	1	Gaithersburg, MD	October 2021	100%	648	95%
Raleigh Multifamily Portfolio	6	Raleigh, NC	November 2021	95%	2,291	93%
SEG Multifamily Portfolio	62	Various	November 2021	100%	15,461	93%
South Florida Multifamily Portfolio	3	Various	November 2021	95%	1,150	95%
Florida Affordable Housing Portfolio III	16	Various	November 2021	100%	2,660	96%
Central Park Portfolio	9	Denver, CO	December 2021	100%	1,445	93%
National Affordable Housing Portfolio	17	Various	December 2021	100%	3,264	95%
Phoenix Affordable Housing Portfolio	7	Phoenix, AZ	April/May 2022	100%	1,462	96%
Mid-Atlantic Affordable Housing Portfolio II	8	DC, GA	April 2022	100%	1,449	96%
Texas and North Carolina Multifamily Portfolio	5	TX, NC	April/June 2022	95%	1,601	94%
Summit Multifamily Portfolio	34	Various	May/June 2022	100%	8,812	94%
Florida Affordable Housing Portfolio IV	9	Various, FL	June/July 2022	100%	2,054	98%
Blue Multifamily Portfolio	4	Various	August 2022	100%	1,164	95%
Total Multifamily	284				66,919
Industrial:
Airport Logistics Park	6	Nashville, TN	September 2020	100%	0.40	100%
Marshfield Industrial Portfolio	4	Baltimore, MD	October 2020	100%	1.33	100%
Denver/Boulder Industrial Portfolio	16	Denver, CO	April 2021	100%	1.68	92%
Reno Logistics Portfolio	18	Reno, NV	May 2021	100%	3.04	96%
Northern Italy Industrial Portfolio	4	Northern Italy	August 2021	100%	0.75	100%
Southwest Light Industrial Portfolio	15	AZ, NV	September 2021	100%	2.48	93%
Norway Logistics Portfolio	2	Oslo, Norway	February 2022	100%	0.37	100%
American Industrial Center	25	Orlando, FL	April 2022	100%	0.82	94%
Middlebrook Crossroads	18	Bridgewater, NJ	May 2022	95%	0.58	93%
Verona Oppeano	5	Verona, Italy	June 2022	100%	2.64	100%
Denmark Logistics Portfolio	10	Eastern Denmark	June 2022	100%	1.97	100%
Belgioioso Logistics	1	Greater Milan, Italy	August 2022	100%	1.12	100%
Total Industrial	124				17.18
Office:
Florida Office Portfolio	11	Jacksonville, FL	May 2019	97%	1.27	76%
Columbus Office Portfolio	1	Columbus, OH	October 2019	96%	0.32	100%
Nashville Office	1	Nashville, TN	February 2020	100%	0.36	100%
60 State Street	1	Boston, MA	March 2020	100%	0.91	95%
Stonebridge	3	Atlanta, GA	February 2021	100%	0.46	100%
M Campus	2	Paris, France	December 2021	100%	0.24	99%
Barcelona Mediacomplex	1	Barcelona, Spain	June 2022	100%	0.34	100%
Total Office	20				3.90

Segment and Investment	Number of Properties	Location	Acquisition Date	Ownership Interest (1)	Sq. Feet (in millions) / Number of Units/Keys	Occupancy(2)
Other Properties:
U.S. Select Service Portfolio	3	CO, OH, AR	January 2019	100%	431	74%
Fort Lauderdale Hotel (5)	1	Fort Lauderdale, FL	March 2019	43%	236	64%
Exchange on Erwin - Commercial	2	Durham, NC	November 2019	100%	0.10	93%
Barlow	1	Chevy Chase, MD	March 2020	100%	0.29	80%
Marketplace at the Outlets	1	West Palm Beach, FL	December 2021	100%	0.30	100%
Single-Family Rental Joint Venture	N/A	Various	Various	95%	909	88%
Sun Belt Single-Family Rental Portfolio	N/A	Various	December 2021	100%	24	58%
Morningstar Self-Storage Joint Venture	26	Various	December 2021/March 2022	95%	1.90	84%
Extended Stay Portfolio (5)	196	Various	July 2022	45%	24,935	78%
Total Other Properties	230				N/A (4)

Total Investment Properties	658

(1)
Certain of the joint venture agreements entered into by us provide the other partner a profits interest based on certain internal rate of return hurdles being achieved. Such investments are consolidated by us and any profits interest due to the other partner will be reported within non-controlling interests in consolidated joint ventures on our Consolidated Balance Sheets. The table also includes two investments (197 total properties) owned by two unconsolidated real estate ventures.
(2)
The occupancy rate for our multifamily and certain other properties, including single-family rental investments, is defined as the number of leased units divided by the total unit count as of December 31, 2024. The occupancy rate for our industrial and office properties is defined as all leased square footage divided by the total available square footage as of December 31, 2024. The occupancy rate for our other investments, including self-storage investments, is defined as all leased square footage divided by the total available square footage as well as the trailing 12 month average occupancy for hospitality and extended stay investments for the period ended December 31, 2024.
(3)
Held through our DST Program as of December 31, 2024. These properties have been consolidated on our Consolidated Balance Sheets. Any profits interest due to the third-party investors in the DST Program are reported within non-controlling interests in consolidated joint ventures on our Consolidated Balance Sheets.
(4)
Includes 2.6 million sq. ft. across our self-storage, medical office and retail properties and 25,602 keys at our hospitality and extended stay properties.
(5)
Investment in unconsolidated real estate ventures.

Impairment of Investments in Real Estate

Management reviews its consolidated real estate properties for impairment each quarter or when there is an event or change in circumstances that indicates an impaired value. If the carrying amount of the real estate investment is no longer recoverable and exceeds the fair value of such investment, an impairment loss is recognized. The impairment loss is recognized based on the excess of the carrying amount of the asset over its fair value. The evaluation of anticipated future cash flows is highly subjective and is based in part on assumptions regarding future occupancy, rental rates and capital requirements that could differ materially from actual results. Since cash flows on real estate properties are considered on an undiscounted basis to determine whether an asset has been impaired, our strategy of holding properties over the long term directly decreases the likelihood of recording an impairment loss. If our strategy changes or market conditions otherwise dictate an earlier sale date, an impairment loss may be recognized, and such loss could be material to our results. If we determine that an impairment has occurred, the affected assets must be reduced to their fair value.

During the year ended December 31, 2024, we recognized an aggregate $150.4 million of impairment charges related predominantly to multifamily properties and, to a lesser extent, one hospitality property and one industrial property. During the year ended December 31, 2023, we recognized an aggregate of $188.8 million of impairment charges related predominantly to single-family rental properties and, to a lesser extent, two hospitality properties, in the Consolidated Statements of Operations and Comprehensive Loss. During the year ended December 31, 2022, we did not recognize any impairment charges on investments in real estate. The estimated fair values of the impaired properties held as of December 31, 2024, were primarily based on recently completed sales transactions, letters of intent, or non-binding purchase and sales contracts. These inputs are considered Level 2 inputs for purposes of the fair value hierarchy. There are inherent uncertainties in making these estimates such as current and future macroeconomic conditions.

Impairment of Investments in Unconsolidated Real Estate Ventures

Management reviews our investments in unconsolidated joint ventures for impairment each quarter and will record impairment charges when events or circumstances change indicating that a decline in the fair values below the carrying values has occurred and such decline is other-than-temporary. The ultimate realization of the investment in unconsolidated joint ventures is dependent on a number of factors, including the performance of each investment and market conditions.

During the years ended December 31, 2024, 2023, and 2022, we did not recognize any impairments on our investments in unconsolidated real estate ventures.

Investments in Real Estate Debt

The following table details our investment in real estate debt as of December 31, 2024 ($ in thousands):

		December 31, 2024
Type of Loan	Number of Positions	Coupon (1)	Maturity Date	Cost Basis	Fair Value
Term loan	1	B + 4.75%	June 2027	$956,877	$852,461

(1)
The symbol “B” refers to the relevant benchmark rate, which is the three-month Bank Bill Swap Bid Rate (“BBSY”).

During June 2022, we provided financing in the form of a term loan to an unaffiliated entity in connection with its acquisition of Australia’s largest hotel and casino company. The loan is in the amount of AUD 1,377 million and has an initial term of five years, with a two-year extension option. The loan is pre-payable at the option of the borrower at any time.

Lease Expirations

The following table details the expiring leases at our industrial, office and other properties by annualized base rent as of December 31, 2024 ($ in thousands). The table below excludes our multifamily and certain other properties, including single-family rental and self-storage properties, as substantially all leases at such properties expire within 12 months:

	Industrial		Office		Other Properties		Total
Year	Annualized Base Rent (1)	% of Total Annualized Base Rent Expiring	Annualized Base Rent (1)	% of Total Annualized Base Rent Expiring	Annualized Base Rent (1)	% of Total Annualized Base Rent Expiring	Annualized Base Rent (1)	% of Total Annualized Base Rent Expiring
2025	$19,706	7%	$6,839	2%	$1,636	1%	$28,181	10%
2026	22,884	8%	13,125	4%	2,978	1%	38,987	13%
2027	27,197	9%	13,264	4%	1,841	1%	42,302	14%
2028	14,982	5%	11,619	4%	4,757	1%	31,358	10%
2029	14,452	5%	7,860	3%	3,143	1%	25,455	9%
2030	12,690	4%	18,129	6%	2,159	1%	32,978	11%
2031	5,562	2%	24,888	8%	1,957	1%	32,407	11%
2032	2,924	1%	9,115	3%	1,234	0%	13,273	4%
2033	6,819	2%	29,234	10%	2,104	1%	38,157	13%
2034	1,305	0%	6,017	2%	1,259	0%	8,581	2%
Thereafter	2,278	1%	3,062	1%	4,166	1%	9,506	3%
Total	$130,799	44%	$143,152	47%	$27,234	9%	$301,185	100%

(1)
Annualized base rent is determined from the annualized base rent per leased square foot of the applicable year and excludes tenant recoveries, straight-line rent and above-market and below-market lease amortization.

Certain operating leases contain early termination options that require advance notification and may include payment of penalty, which, in most cases, is substantial enough to be deemed economically disadvantageous by a tenant to exercise. As of December 31, 2024, approximately 1% of our industrial portfolio square footage and approximately 21% of our office portfolio square footage is subject to early termination provisions. Approximately 4% of our office portfolio that is subject to these early termination provisions have early termination dates prior to January 1, 2028.

During the year ended December 31, 2024, two tenants exercised early lease termination provisions, impacting 56,747 square feet across our industrial and office properties, which represents 0.3% of our combined square footage owned across our industrial and office properties. During the year ended December 31, 2023, two tenants exercised early lease termination provisions, impacting 64,122 square feet across our industrial and office properties, which represents 0.3% of our combined square footage owned across our industrial and office properties.

Results of Operations

The following table sets forth information regarding our consolidated results of operations ($ in thousands):

	For the Year Ended December 31,		2024 vs. 2023
	2024	2023	$
Revenues
Rental revenue	$1,649,291	$1,695,917	$(46,626)
Other revenue	38,494	58,401	(19,907)
Total revenues	1,687,785	1,754,318	(66,533)
Expenses
Property operating	714,991	748,522	(33,531)
General and administrative	47,048	45,144	1,904
Management fees	105,356	153,411	(48,055)
Performance participation allocation	—	—	—
Impairment of investments in real estate	150,392	188,804	(38,412)
Depreciation and amortization	742,220	811,788	(69,568)
Total expenses	1,760,007	1,947,669	(187,662)
Other (expense) income
Loss from unconsolidated real estate ventures	(13,435)	(11,624)	(1,811)
Income from investments in real estate debt, net	95,755	123,138	(27,383)
Net gain on dispositions of real estate	87,108	289,818	(202,710)
Interest expense	(641,420)	(583,476)	(57,944)
Loss on extinguishment of debt	—	(93)	93
Other expense, net	(179,994)	(299,930)	119,936
Total other expense	(651,986)	(482,167)	(169,819)
Net loss	(724,208)	(675,518)	(48,690)
Net loss (income) attributable to non-controlling interests in consolidated joint ventures	3,228	(3,350)	6,578
Net loss attributable to non-controlling interests in Operating Partnership	36,097	29,165	6,932
Net loss attributable to stockholders	$(684,883)	$(649,703)	$(35,180)

Revenues

Rental revenue primarily consists of base rent arising from tenant leases at our multifamily, industrial, office, and other properties. Rental revenue is recognized on a straight-line basis over the life of the lease, including any rent steps or abatement provisions. During the years ended December 31, 2024 and 2023, rental revenue was $1.6 billion and $1.7 billion, respectively. The decrease in rental revenue was driven by a lower average investment in real estate balance as a result of asset dispositions, slightly offset by an increase in average rental rates for multifamily and industrial assets for the year ended December 31, 2024 compared to the year ended December 31, 2023.

Other revenue primarily consists of revenue generated by our hospitality properties. Hospitality revenue consists primarily of room revenue. During the years ended December 31, 2024 and 2023, other revenue was $38.5 million and $58.4 million, respectively, resulting in a year over year decrease of $19.9 million as a result of dispositions of hospitality properties.

Expenses

Property operating expenses consist of the costs of ownership and operation of our real estate investments. Examples of property operating expenses include real estate taxes, insurance, utilities and repair and maintenance expenses. Property operating expenses also include general and administrative expenses unrelated to the operations of the properties. During the years ended December 31, 2024 and 2023, property operating expenses were $715.0 million and $748.5 million, respectively. The decrease was driven primarily by a lower average investment in real estate balance as a result of asset dispositions, offset by an increase in insurance and real estate tax expenses.

General and administrative expenses are corporate-level expenses that relate mainly to our compliance and administration costs and consist primarily of legal fees, accounting fees, transfer agent fees and other professional fees. During the year ended December 31,

2024, general and administrative expenses increased approximately $1.9 million compared to the year ended December 31, 2023 and was primarily driven by an increase in professional fees.

Management fees are earned by our Advisor for providing services pursuant to the Advisory Agreement. During the years ended December 31, 2024 and 2023, management fees were $105.4 million and $153.4 million, respectively. The decrease was primarily due to the reduction in our average NAV from December 31, 2023 to December 31, 2024. The decrease was also driven by the 20% waiver of the Advisor’s management fee effective in May 2024, thereby reducing fees from 1.25% of NAV to 1% of NAV, until our share repurchase plan has been reinstated to the monthly repurchase limit of 2% of NAV and quarterly repurchase limit of 5% of NAV.

Performance participation allocation relates to allocations from the Operating Partnership to the Special Limited Partner based on the total return of the Operating Partnership. Total return is defined as distributions paid or accrued plus the change in NAV. The performance participation allocation is measured annually and any amount earned by the Special Limited Partner becomes payable as of December 31 of the applicable year. During the years ended December 31, 2024 and 2023, there was no performance participation allocation as the return hurdle was not achieved.

During the year ended December 31, 2024, the Company recognized an aggregate of $150.4 million of impairment charges related predominantly to multifamily properties and, to a lesser extent, one hospitality and one industrial property. During the year ended December 31, 2023, the Company recognized an aggregate of $188.8 million of impairment charges related primarily to single-family rental properties.

Depreciation and amortization expenses are impacted by the values assigned to buildings, personal property and in-place lease assets as part of the initial purchase price allocation. During the years ended December 31, 2024 and 2023, depreciation and amortization expenses were $742.2 million and $811.8 million, respectively. The decrease was driven by a lower average investment in real estate balance as a result of asset dispositions during the year ended December 31, 2024 and throughout the year ended December 31, 2023.

Other Expense

During the years ended December 31, 2024 and 2023, income from investments in real estate debt was $95.8 million and $123.1 million, respectively, which consisted of interest income, unrealized gains/(losses) and realized gains/(losses) resulting from changes in the fair value of our real estate debt investments and related hedges. The decrease was primarily driven by the disposition of our investments in real estate debt securities and the disposition of our GBP-denominated term loan investment.

During the year ended December 31, 2024, we recorded $87.1 million of net gains from the disposition of seven industrial properties, two hotel properties, one net lease property, and 83 single-family rental units. During the year ended December 31, 2023, we recorded $289.8 million of net gains from the disposition of 10 multifamily properties, 33 industrial properties, three hotel properties, 2,199 single-family rental units, and one net-lease property.

During the years ended December 31, 2024 and 2023, interest expense was $641.4 million and $583.5 million, respectively, which primarily consisted of interest expense incurred on our mortgage notes, credit facilities, unsecured revolving credit facility and borrowings under our secured financings on investments in real estate debt. The increase was primarily driven by an increase in borrowings on our unsecured line of credit.

During the years ended December 31, 2024 and 2023, other expense was ($180.0) million and ($299.9) million, respectively. These results were primarily driven by unrealized losses of ($221.7) million during the year ended December 31, 2024, compared to unrealized losses of ($332.2) million during the year ended December 31, 2023, relating to the change in the fair value of our interest rate caps and interest rate swaps. The interest rate caps and swaps are used primarily to limit our interest rate payments on certain of our variable rate borrowings.

Refer to Part II, Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations in our Annual Report on Form 10-K for the year ended December 31, 2023 for discussion of our consolidated results of operations for the year ended December 31, 2023 compared to the year ended December 31, 2022, which specific discussion is incorporated herein by reference.

Liquidity and Capital Resources

Our primary sources of liquidity include cash and cash equivalents and available borrowings under our unsecured line of credit and senior secured revolving credit facility. The following table summarizes amounts available under these sources as of December 31, 2024 ($ in thousands):

December 31, 2024
Cash and cash equivalents	$281,512
Available borrowings on undrawn unsecured line of credit	188,000
Available borrowings on undrawn senior secured revolving credit facility	150,000
Total available liquidity and capital resources	$619,512

Our primary needs for liquidity and capital resources are to fund our investments, to make distributions to our stockholders, to repurchase shares of our common stock pursuant to our share repurchase plan, to pay our offering and operating expenses and capital expenditures and to pay debt service on the outstanding indebtedness we incur. Our operating expenses include, among other things, fees and expenses related to managing our properties and other investments, the management fee we pay to the Advisor (to the extent the Advisor elects to receive the management fee in cash), the performance participation allocation that the Operating Partnership will pay to the Special Limited Partner (to the extent that the Special Limited Partner elects to receive the performance participation allocation in cash) and general corporate expenses.

Our cash needs for acquisitions and other investments will be funded primarily from the sale of shares of our common stock and through the assumption or incurrence of debt. For the year ended December 31, 2024, we raised $0.2 billion of gross proceeds in our public offering. In addition, for the year ended December 31, 2024, we have repurchased $1.1 billion in shares of our common stock under our share repurchase plan.

Other potential future sources of capital include secured or unsecured financings from banks or other lenders and proceeds from the sale of assets and investments in real estate-related debt securities. If necessary, we may use financings or other sources of capital in the event of unforeseen significant capital expenditures. From inception through December 31, 2024, our distributions have been entirely funded from cash flow from operating activities.

The following table is a summary of our indebtedness as of December 31, 2024 and 2023 ($ in thousands):

				Principal Balance Outstanding(3)(4)
Indebtedness	Weighted Average Interest Rate(1)	Weighted Average Maturity Date(2)	Maximum Facility Size	December 31, 2024	December 31, 2023
Fixed rate loans
Fixed rate mortgages	3.09%	April 2031	N/A	$2,978,914	$3,049,322
Total fixed rate loans				2,978,914	3,049,322
Variable rate loans
Floating rate mortgages	B + 1.83%	September 2027	N/A	9,658,934	9,893,894
Variable rate secured credit facility(5)	B + 2.25%	December 2025	$164,152	164,152	165,000
Senior secured revolving credit facility(6)	B + 2.50%	January 2027	$150,000	—	—
Total variable rate loans				9,823,086	10,058,894
Total loans secured by the Company’s properties				12,802,000	13,108,216

Secured financings on investments in real estate debt	B + 2.82%	June 2027	$468,082	468,082	763,579
Unsecured line of credit(7)	B + 2.50%	May 2027	$1,550,000	1,362,000	907,500
Total Indebtedness				$14,632,082	$14,779,295

(1)
The symbol “B” refers to the relevant floating benchmark rates, which includes one-month SOFR, NYFED 30 day SOFR, three-month EURIBOR and three-month CIBOR, as applicable to each loan.
(2)
For loans where we, at our own discretion, have extension options, the maximum maturity date has been assumed.
(3)
The majority of our mortgages contain prepayment provisions including (but not limited to) lockout periods, yield or spread maintenance provisions and fixed penalties.
(4)
Excludes a $12.6 million mortgage loan on a property classified as held-for-sale as of December 31, 2024. As of December 31, 2023, there were no properties, and their related mortgage loans, that met the criteria to be classified as held-for-sale.
(5)
The repayment of the variable rate secured credit facility is guaranteed by the Operating Partnership.
(6)
The repayment of the senior secured revolving credit facility is secured by pledges of ownership interests in holding companies that are directly under the Operating Partnership.
(7)
The repayment of the line of credit facility is guaranteed by us.

During the period from January 1, 2025 through March 21, 2025, we repurchased $0.1 billion of common stock under our share repurchase plan.

In January 2025, we received repurchase requests in excess of the 0.33% monthly limit. As per the terms of our share repurchase plan, we honored all repurchase requests for January 2025 on a pro rata basis up to the 0.33% monthly limitation. As such, approximately 4% of each stockholder’s January repurchase request was satisfied.

In February 2025, we received repurchase requests in excess of the 0.33% monthly limit. As per the terms of our share repurchase plan, we honored all repurchase requests for February 2025 on a pro rata basis up to the 0.33% monthly limitation. As such, approximately 4% of each stockholder’s February repurchase request was satisfied.

During the period from January 1, 2025 through March 21, 2025, we repaid $0.3 billion of net borrowings on our unsecured line of credit.

Asset Dispositions

During the period from January 1, 2025 through March 21, 2025, we received $0.2 billion of net proceeds from sales of investments in real estate.

Cash Flows

The following table provides a breakdown of the net change in our cash and cash equivalents and restricted cash ($ in thousands):

	For the Year Ended
	December 31, 2024	December 31, 2023	December 31, 2022
Cash flows provided by operating activities	$429,191	$556,567	$594,911
Cash flows provided by (used in) investing activities	914,537	2,231,720	(6,486,694)
Cash flows (used in) provided by financing activities	(1,365,034)	(3,193,911)	5,911,019
Effect of exchange rate changes	3,605	(10,350)	(3,182)
Net (decrease) increase in cash and cash equivalents and restricted cash	$(17,701)	$(415,974)	$16,054

Cash flows provided by operating activities decreased $127.4 million during the year ended December 31, 2024 compared to the year ended December 31, 2023. This decrease is primarily attributable to an increase in net interest expense during the period and a reduction in property operating income as a result of asset sales during the year ended December 31, 2023. Cash flows provided by operating activities decreased $38.3 million during the year ended December 31, 2023 compared to the year ended December 31, 2022, primarily due to an increase in interest expense on our borrowings, offset by an increase in net operating income (defined as rental revenue less property operating expenses) on our investments in real estate.

Cash flows provided by investing activities decreased by approximately $1.3 billion during the year December 31, 2024 compared to the year ended December 31, 2023. The decrease was primarily due to a reduction of approximately $1.7 billion in proceeds from dispositions of real estate, offset by an increase of approximately $0.5 billion in proceeds from the dispositions of real estate debt investments and real estate debt securities. Cash flows provided by investing activities increased $8.7 billion during the year ended December 31, 2023 primarily due to a $5.1 billion decrease in real estate acquisitions, $2.2 billion in dispositions of real estate investments, a decrease in term loan originations of $1.1 billion, a $0.5 billion decrease in investment in unconsolidated real estate ventures compared to the year ended December 31, 2022.

Cash flows used in financing activities decreased by approximately $1.8 billion during the year ended December 31, 2024 compared to the year ended December 31, 2023. The decrease was primarily driven by an approximate $1.5 billion decrease in repurchases of our common stock, an approximate $0.7 billion decrease in net borrowings on our mortgage notes, credit facilities and unsecured line of credit, and was offset by approximately $0.2 billion in repayments under secured financings on investments in real estate debt and an approximate $0.2 billion decrease in net proceeds from the issuance of our common stock. Cash flows from financing activities decreased by approximately $9.1 billion during the year ended December 31, 2023. The decrease was primarily due to a $4.5 billion decrease in net proceeds from the issuance of our common stock, a $1.3 billion increase in repurchases of common stock, and a decrease of $2.8 billion of net debt borrowings.

Critical Accounting Policies

The preparation of the financial statements in accordance with GAAP involves significant judgments and assumptions and requires estimates about matters that are inherently uncertain. These judgments will affect our reported amounts of assets and liabilities and our disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. With different estimates or assumptions, materially different amounts could be reported in our financial statements. We consider our accounting policies over investments in real estate and lease intangibles, investments in real estate debt, and revenue recognition to be our critical accounting policies. Refer to Note 2 — “Summary of Significant Accounting Policies” to our consolidated financial statements for further descriptions of such accounting policies.

Recent Accounting Pronouncements

See Note 2 — “Summary of Significant Accounting Policies” to our consolidated financial statements for a discussion concerning recent accounting pronouncements.

Off-Balance Sheet Arrangements

We have no existing off-balance sheet arrangements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of Starwood Real Estate Income Trust, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Starwood Real Estate Income Trust, Inc. and subsidiaries (the “Company”) as of December 31, 2024 and 2023, the related consolidated statements of operations and comprehensive loss, changes in equity, and cash flows for each of the three years in the period ended December 31, 2024, and the related notes and the schedule listed in the Index at Item 15 (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Impairment of Investments in Real Estate — Refer to Note 2 to the financial statements

Critical Audit Matter Description

The Company’s management reviews its real estate properties for impairment each quarter or when there is an event or change in circumstances that indicates an impaired value. The impairment loss is recognized based on the excess of the carrying amount of the asset over its fair value. The evaluation of anticipated future cash flows is highly subjective and is based in part on assumptions regarding future occupancy, rental rates and capital requirements. Since cash flows on real estate properties considered to be “long-lived assets to be held and used” are considered on an undiscounted basis to determine whether an asset has been impaired, the Company’s strategy of holding real estate properties over the long term decreases the likelihood of recording an impairment loss. The Company uses significant judgment in assessing events or circumstances which may indicate impairment, including but not limited to management’s intended holding periods. If the Company’s strategy changes or market conditions otherwise dictate an earlier sale date, such changes may have a significant impact on the estimates of recoverability and an impairment loss may be recognized.

We identified the estimated holding periods used in determining the recoverability of certain real estate properties as a critical audit matter because of the subjective judgment made by management to determine the holding periods for real estate properties as part of their impairment analysis. This required a higher degree of auditor judgment and an increased extent of effort when performing audit procedures to evaluate the reasonableness of management’s assumption, given the inherent unpredictability involved in the timing of sales of real estate properties.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the assessment of the Company’s intended holding periods included the following, among others:

•
We held discussions with the Company’s management and evaluated the reasonableness of management’s assertions regarding the intended holding periods of its real estate properties, more specifically by performing the following:
o
Engaged in discussions with senior management, including legal and compliance and asset management, and inspected Management Investment Committee and Board of Director meeting minutes regarding the assumption utilized in determining the intended holding periods.
o
Evaluated audit evidence (e.g., hindsight analyses and disposition forecast) to determine whether it supported or contradicted the conclusions reached by management.

/s/ Deloitte & Touche LLP

New York, New York
March 21, 2025 (June 13, 2025, as to the effects of the change in reportable segments described in Note 15)

We have served as the Company’s auditor since 2017.

Starwood Real Estate Income Trust, Inc.

Notes to Consolidated Financial Statements

1.
Organization and Business Purpose

Starwood Real Estate Income Trust, Inc. (the “Company”) was formed on June 22, 2017 as a Maryland corporation and has elected to be taxed as a real estate investment trust (“REIT”) for U.S. federal income tax purposes. The Company is organized to invest primarily in stabilized, income-oriented commercial real estate and debt secured by commercial real estate. The Company’s portfolio is principally comprised of properties located in the United States. The Company has diversified its portfolio on a global basis through the acquisition of properties outside of the United States, with a focus on Europe. To a lesser extent, the Company has invested in debt secured by commercial real estate and real estate-related securities. The Company is the sole general partner of Starwood REIT Operating Partnership, L.P., a Delaware limited partnership (the “Operating Partnership”). Starwood REIT Special Limited Partner, L.L.C. (the “Special Limited Partner”), a wholly owned subsidiary of Starwood Capital Group Holdings, L.P. (the “Sponsor” and together with any entity that is controlled by, controls or is under common control with the Sponsor, and any of their respective predecessor entities, “Starwood Capital”), owns a special limited partner interest in the Operating Partnership. Substantially all of the Company’s business is conducted through the Operating Partnership. The Company and the Operating Partnership are externally managed by Starwood REIT Advisors, L.L.C. (the “Advisor”), an affiliate of the Sponsor.

On December 27, 2017, the Company commenced its initial public offering of up to $5.0 billion in shares of common stock. On June 2, 2021, the initial public offering terminated and the Company commenced a follow-on public offering of up to $10.0 billion in shares of common stock. On August 10, 2022, the follow-on public offering terminated and the Company commenced its third public offering of up to $18.0 billion in shares of common stock, consisting of up to $16.0 billion in shares in its primary offering and up to $2.0 billion in shares pursuant to its distribution reinvestment plan. As of December 31, 2024, the Company had received aggregate net proceeds of $14.1 billion from the sale of shares of its common stock through its public offerings.

In April 2024, the Company launched a program (the “DST Program”) to raise capital, through its Operating Partnership, through private placement offerings exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”), by selling beneficial interests in specific Delaware statutory trusts (“DSTs”) holding real properties (the “DST Properties”). As of December 31, 2024, the Company has raised approximately $25.8 million in gross offering proceeds through the DST Program.

As of December 31, 2024, the Company owned 461 consolidated real estate properties, 933 single-family rental units, two investments in unconsolidated real estate ventures and one real estate debt investment. As of January 1, 2025, the Company operates in five reportable segments: Multifamily, Industrial, Office, Other, and Investments in Real Estate Debt. As of January 1, 2025, the Single-Family Rental properties and Self-Storage properties segments were combined within the Other properties segment and previous amounts have been recasted to conform with current period presentation. Financial results by segment are reported in Note 15.

14.
Leases

Lessee

Certain of the Company’s investments in real estate are subject to a ground lease. The Company’s ground leases are classified as right of use liability – operating leases based on the characteristics of the respective lease. Right-of-use liabilities are presented within Other liabilities on the Company’s Consolidated Balance Sheets. The ground leases were acquired as part of the acquisition of real estate and no incremental costs were incurred for such ground leases. The Company’s ground leases are non-cancelable and do not contain any additional renewal options.

The following table presents the future lease payments due under the Company’s ground leases as of December 31, 2024 ($ in thousands):

Year	Operating Leases
2025	$714
2026	714
2027	714
2028	714
2029	714
Thereafter	24,351
Total undiscounted future lease payments	27,921
Difference between undiscounted cash flows and discounted cash flows	(15,593)
Total lease liability	$12,328

The Company utilized its incremental borrowing rate, which was between 4.5% and 6%, to determine its lease liabilities. As of December 31, 2024, the weighted average remaining lease term of the Company’s operating leases was 35 years.

Payments under the Company’s ground leases contain fixed payment components. The Company’s ground leases contained escalations prior to the Company’s hold period.

Lessor

The Company’s rental revenue primarily consists of rent earned from operating leases at the Company’s multifamily, industrial, office, and other properties. Leases at the Company’s industrial, office and other properties generally include a fixed base rent and certain leases also contain a variable component. The variable component of the Company’s operating leases at its industrial, office and other properties primarily consist of the reimbursement of operating expenses such as real estate taxes, insurance, and common area maintenance costs.

Leases at the Company’s industrial, office and other properties are generally longer term and may contain extension and termination options at the lessee’s election. The Company’s rental revenue earned from leases at the Company’s multifamily and certain other properties, including single-family rental and self-storage properties, primarily consists of a fixed base rent and certain leases contain a variable component that allows for the pass-through of certain operating expenses such as utilities. Leases at the Company’s multifamily and certain other properties including single-family rental and self-storage properties, are short term in nature, generally not greater than 12 months in length.

The following table summarizes the fixed and variable components of the Company’s operating leases ($ in thousands):

	For the Year Ended December 31,
	2024	2023	2022
Fixed lease payments	$1,498,556	$1,540,130	$1,376,577
Variable lease payments	150,735	155,787	144,078
Rental revenue	$1,649,291	$1,695,917	$1,520,655

The following table presents the undiscounted future minimum rents the Company expects to receive for its industrial, office, and other properties as of December 31, 2024 ($ in thousands). Leases at the Company’s multifamily and certain other properties, including single-family and self-storage properties, are short term, generally 12 months or less, and are therefore not included.

Year	Future Minimum Rents
2025	$268,710
2026	243,312
2027	214,445
2028	176,798
2029	151,733
Thereafter	357,324
Total	$1,412,322

15.
Segment Reporting

As of January 1, 2025, the Company operates in five reportable segments: Multifamily properties, Industrial properties, Office properties, Other properties, and Investments in real estate debt. Effective January 1, 2025, the Single-Family Rental properties and Self-Storage properties segments were combined within the Other properties segment and previous amounts have been recasted to conform with current period presentation. The CODM is the Company’s Chief Executive Officer, who manages the Company, including allocating resources and evaluating results based on the performance of each segment individually. The Company believes that segment net operating income is the key performance metric that captures the unique operating characteristics of each segment. The Company allocates resources and evaluates results based on the performance of each segment individually. All property revenue and property operating expenses are disaggregated by operating segment. The CODM does not evaluate general and administrative expenses, management fee expenses, depreciation and amortization expense, interest expense, other expense, net, impairment of investments in real estate, net gains on dispositions of real estate, or losses on extinguishment of debt, by segment.

The following table sets forth the total assets by segment ($ in thousands):

	December 31, 2024	December 31, 2023
Multifamily	$14,451,751	$15,161,836
Industrial	2,442,951	2,820,658
Office	1,571,229	1,651,347
Other properties(1)	1,519,640	1,788,105
Investments in real estate debt	852,461	1,589,350
Other (Corporate)	153,957	102,678
Total assets	$20,991,989	$23,113,974

(1)
Other properties includes hospitality, single-family rental, self-storage, medical office and retail properties and two investments in unconsolidated real estate ventures.

The following table sets forth the financial results by segment for the year ended December 31, 2024 ($ in thousands):

	Multifamily	Industrial	Office	Other	Investments in Real Estate Debt	Total
Revenues:
Rental revenue	$1,218,669	$183,244	$166,586	$80,792	$—	$1,649,291
Other revenue	15,133	663	212	22,486	—	38,494
Total revenues	1,233,802	183,907	166,798	103,278	—	1,687,785
Expenses:
Property operating	559,566	46,071	60,784	48,570	—	714,991
Total segment expenses	559,566	46,071	60,784	48,570	—	714,991
Loss from unconsolidated real estate ventures	—	—	—	(13,435)	—	(13,435)
Income from investments in real estate debt, net	—	—	—	—	95,755	95,755
Segment net operating income	$674,236	$137,836	$106,014	$41,273	$95,755	$1,055,114

General and administrative						(47,048)
Management fees						(105,356)
Impairment of investments in real estate						(150,392)
Depreciation and amortization						(742,220)
Net gain on dispositions of real estate						87,108
Interest expense						(641,420)
Other expense, net						(179,994)
Net loss						$(724,208)
Net loss attributable to non-controlling interests in consolidated joint ventures						3,228
Net loss attributable to non-controlling interests in Operating Partnership						36,097
Net loss attributable to stockholders						$(684,883)

The following table sets forth the financial results by segment for the year ended December 31, 2023 ($ in thousands):

	Multifamily	Industrial	Office	Other	Investments in Real Estate Debt	Total
Revenues:
Rental revenue	$1,215,981	$203,419	$157,463	$119,054	$—	$1,695,917
Other revenue	10,394	4	285	47,718	—	58,401
Total revenues	1,226,375	203,423	157,748	166,772	—	1,754,318
Expenses:
Property operating	552,760	51,163	59,668	84,931	—	748,522
Total segment expenses	552,760	51,163	59,668	84,931	—	748,522
Loss from unconsolidated real estate ventures	—	—	—	(11,624)	—	(11,624)
Income from investments in real estate debt, net	—	—	—	—	123,138	123,138
Segment net operating income	$673,615	$152,260	$98,080	$70,217	$123,138	$1,117,310

General and administrative						(45,144)
Management fees						(153,411)
Impairment of investments in real estate						(188,804)
Depreciation and amortization						(811,788)
Net gain on dispositions of real estate						289,818
Interest expense						(583,476)
Loss on extinguishment of debt						(93)
Other expense, net						(299,930)
Net loss						$(675,518)
Net income attributable to non-controlling interests in consolidated joint ventures						(3,350)
Net loss attributable to non-controlling interests in Operating Partnership						29,165
Net loss attributable to stockholders						$(649,703)

The following table sets forth the financial results by segment for the year ended December 31, 2022 ($ in thousands):

	Multifamily	Industrial	Office	Other	Investments in Real Estate Debt	Total
Revenues:
Rental revenue	$1,068,277	$177,998	$136,185	$138,195	$—	$1,520,655
Other revenue	11,114	42	416	47,121	—	58,693
Total revenues	1,079,391	178,040	136,601	185,316	—	1,579,348
Expenses:
Property operating	467,413	44,983	52,972	85,226	—	650,594
Total segment expenses	467,413	44,983	52,972	85,226	—	650,594
Income from unconsolidated real estate ventures	—	—	—	12,189	—	12,189
Income from investments in real estate debt	—	—	—	—	99,787	99,787
Segment net operating income	$611,978	$133,057	$83,629	$112,279	$99,787	$1,040,730

General and administrative						(44,708)
Management fees						(167,100)
Performance participation allocation						(102,348)
Depreciation and amortization						(848,943)
Interest expense						(428,853)
Loss on extinguishment of debt						(313)
Other income, net						485,608
Net loss						$(65,927)
Net income attributable to non-controlling interests in consolidated joint ventures						(1,927)
Net loss attributable to non-controlling interests in Operating Partnership						2,146
Net loss attributable to stockholders						$(65,708)

16.
Subsequent Events

Financing and Capital Activity

During the period from January 1, 2025 through March 21, 2025, the Company repurchased $0.1 billion of common stock through its share repurchase plan.

During the period from January 1, 2025 through March 21, 2025, the Company repaid $0.3 billion of net borrowings on its unsecured line of credit.

Asset Dispositions

During the period from January 1, 2025 through March 21, 2025, the Company received $0.2 billion of net proceeds from sales of investments in real estate.

Reportable Segment Changes

As of January 1, 2025, the Company operates in five reportable segments: Multifamily, Industrial, Office, Other, and Investments in Real Estate Debt. As of January 1, 2025, the Single-Family Rental properties and Self-Storage properties segments were combined within the Other properties segment and previous amounts have been recasted to conform with current period presentation.

Schedule III – Real Estate and Accumulated Depreciation as of December 31, 2024 ($ in thousands)

			Initial Cost		Costs Capitalized Subsequent to Acquisition		Gross Amounts at which Carried at the Close of Period(2)
Description	Location	Encumbrances(1)	Land and Land Improvements	Building and Building Improvements	Land and Land Improvements	Building and Building Improvements	Land and Land Improvements	Building and Building Improvements	Total	Accumulated Depreciation(1)	Year Acquired
Multifamily properties:
Phoenix Property	Mesa, AZ	$43,542	$9,472	$35,909	$(2,757)	$1,910	$6,715	$37,819	$44,534	$(6,436)	2019
Florida Multifamily Portfolio
Various Properties (2)	Jacksonville, FL	36,455	11,574	37,920	(2,449)	4,678	9,125	42,598	51,723	(6,925)	2019
Various Properties (2)	Naples FL	36,112	14,045	37,025	(2,256)	3,166	11,789	40,191	51,980	(6,593)	2019
Columbus Multifamily (2 properties)	Columbus, OH	68,326	6,093	96,153	946	6,968	7,039	103,121	110,160	(12,900)	2019
Cascades Apartments	Charlotte, NC	72,195	12,711	92,689	(2,060)	2,411	10,651	95,100	105,751	(14,279)	2019
Exchange on Erwin	Durham, NC	50,542	18,313	54,839	(541)	275	17,772	55,114	72,886	(8,469)	2019
Avida Apartments	Salt Lake City, UT	56,355	8,018	73,763	196	1,865	8,214	75,628	83,842	(11,221)	2019
Kalina Way	Salt Lake City, UT	57,928	7,101	74,739	500	503	7,601	75,242	82,843	(10,895)	2020
Southeast Affordable Housing Portfolio
Riverwalk	Brighton, CO	19,015	3,280	20,932	332	1,261	3,612	22,193	25,805	(3,723)	2020
Patriots Pointe	Concord, NC	7,760	1,564	7,904	217	536	1,781	8,440	10,221	(1,632)	2020
Willow Ridge	Greensboro, NC	5,200	2,157	4,656	108	466	2,265	5,122	7,387	(1,232)	2020
Creekside at Bellemeade	High Point, NC	4,640	2,031	4,415	109	336	2,140	4,751	6,891	(1,535)	2020
Villa Biscayne	Homestead, FL	20,339	4,575	23,600	106	549	4,681	24,149	28,830	(4,243)	2020
Various Properties (3)	Jacksonville, FL	82,042	24,178	90,108	798	7,220	24,976	97,328	122,304	(17,862)	2020
Oak Crest	Kannapolis, NC	9,373	2,137	10,411	245	966	2,382	11,377	13,759	(2,280)	2020
Stone Creek	Morrisville, NC	8,364	1,844	7,492	133	836	1,977	8,328	10,305	(1,715)	2020
Various Properties (3)	Newport News, VA	43,333	11,169	50,997	429	3,698	11,598	54,695	66,293	(8,996)	2020
Various Properties (2)	Orlando, FL	72,451	19,513	75,364	476	2,101	19,989	77,465	97,454	(13,655)	2020
Overlook at Simms Creek	Raleigh, NC	25,691	7,189	23,030	160	1,315	7,349	24,345	31,694	(4,924)	2020
Various Properties (2)	Sanford, FL	65,853	14,916	75,253	362	2,520	15,278	77,773	93,051	(13,123)	2020
Ponce Harbor	St. Augustine, FL	15,601	3,294	18,870	144	613	3,438	19,483	22,921	(3,587)	2020
Las Villas de Kino	Tucson, AZ	26,255	9,513	24,278	971	2,793	10,484	27,071	37,555	(5,273)	2020
Lexington Club	Vero Beach, FL	14,738	2,972	19,583	147	957	3,119	20,540	23,659	(3,781)	2020
Parkside Royal Poinciana	West Palm Beach, FL	10,045	4,624	8,889	339	1,803	4,963	10,692	15,655	(2,238)	2020
Mid-Atlantic Affordable Housing Portfolio
Various Properties (2)	Chesapeake, VA	26,880	6,467	28,766	212	1,219	6,679	29,985	36,664	(4,477)	2020
Columbia Hills	Columbia, TN	9,740	2,871	9,816	200	920	3,071	10,736	13,807	(1,998)	2020
Foxridge	Durham, NC	10,333	2,524	10,986	129	679	2,653	11,665	14,318	(1,948)	2020
Crestview	Fredericksburg, VA	26,720	4,358	30,470	101	850	4,459	31,320	35,779	(4,649)	2020
Bridgeport	Hampton, VA	17,130	4,285	18,075	118	826	4,403	18,901	23,304	(2,831)	2020
Various Properties (2)	Harrisonburg, VA	11,760	4,022	11,222	131	569	4,153	11,791	15,944	(2,318)	2020
Cascade Village	Holland, MI	13,680	3,389	14,530	585	1,053	3,974	15,583	19,557	(2,610)	2020
Parkview	Huntersville, NC	11,191	1,876	12,739	45	192	1,921	12,931	14,852	(1,955)	2020
Various Properties (4)	Manassas, VA	70,695	10,637	81,855	419	1,328	11,056	83,183	94,239	(12,031)	2020
Autumn Ridge	Memphis, TN	7,547	2,591	7,180	149	470	2,740	7,650	10,390	(1,338)	2020
Genito Glen	Midlothian, VA	10,960	2,703	11,559	96	374	2,799	11,933	14,732	(1,989)	2020
Kings Ridge	Newport News, VA	15,572	4,729	15,539	352	1,047	5,081	16,586	21,667	(2,877)	2020
River Birch	Raleigh, NC	19,411	4,168	21,150	147	905	4,315	22,055	26,370	(3,155)	2020
Falcon Pointe	Rosenberg, TX	9,440	1,876	10,461	120	461	1,996	10,922	12,918	(1,967)	2020
Sterling Crest	Saginaw, MI	8,800	4,176	7,229	386	862	4,562	8,091	12,653	(1,699)	2020
Las Villas de Leon	San Antonio, TX	7,560	2,347	7,458	324	990	2,671	8,448	11,119	(1,597)	2020
Stonegate	Stafford, VA	28,880	3,963	33,721	92	584	4,055	34,305	38,360	(4,727)	2020
River Park Place	Vero Beach, FL	8,538	2,661	8,425	161	553	2,822	8,978	11,800	(1,613)	2020
Ocean Gate	Virginia Beach, VA	20,080	4,347	21,957	169	645	4,516	22,602	27,118	(3,438)	2020
Autumn Wind	Winchester, VA	9,840	2,724	10,005	161	351	2,885	10,356	13,241	(1,975)	2020
Various Properties (3)	Woodbridge, VA	55,243	8,617	63,627	349	1,710	8,966	65,337	74,303	(9,506)	2020

			Initial Cost		Costs Capitalized Subsequent to Acquisition		Gross Amounts at which Carried at the Close of Period(2)
Description	Location	Encumbrances	Land and Land Improvements	Building and Building Improvements	Land and Land Improvements	Building and Building Improvements	Land and Land Improvements	Building and Building Improvements	Total	Accumulated Depreciation(1)	Year Acquired
Florida Affordable Housing Portfolio II (4 properties)	Jacksonville, FL	$85,840	$16,599	$95,453	$459	$12,442	$17,058	$107,895	$124,953	$(16,011)	2021
Southeast Affordable Housing Portfolio II
Culpeper Commons	Culpeper, VA	12,483	4,058	13,749	123	848	4,181	14,597	18,778	(2,673)	2021
Magnolia Creste	Dallas, GA	16,438	2,650	21,475	239	503	2,889	21,978	24,867	(3,248)	2021
Glen Creek	Elkton, MD	15,263	5,985	16,353	218	875	6,203	17,228	23,431	(3,412)	2021
England Run	Fredericksburg, VA	18,812	3,857	23,614	188	694	4,045	24,308	28,353	(3,491)	2021
Rocky Creek	Greenville, SC	14,395	3,030	17,079	198	868	3,228	17,947	21,175	(2,735)	2021
Grande Court Boggy	Kissimmee, FL	34,904	9,361	41,265	200	744	9,561	42,009	51,570	(6,723)	2021
Magnolia Village	Lawrenceville, GA	15,783	5,107	16,645	215	657	5,322	17,302	22,624	(3,244)	2021
Park Ridge	Stafford, VA	20,255	3,778	25,689	101	449	3,879	26,138	30,017	(3,480)	2021
Glen Ridge	Woodbridge, VA	21,667	4,159	27,218	200	725	4,359	27,943	32,302	(3,595)	2021
Azalea Multifamily Portfolio
Luxe	Aubrey, TX	52,290	10,084	78,835	(1,428)	(12,665)	8,656	66,170	74,826	(8,048)	2021
Travesia	Austin, TX	75,460	13,787	79,703	293	1,087	14,080	80,790	94,870	(8,084)	2021
Afton Ridge	Concord, NC	54,062	9,516	62,919	104	125	9,620	63,044	72,664	(6,524)	2021
Various Properties (2)	Dallas, TX	84,140	13,031	125,670	375	2,184	13,406	127,854	141,260	(12,620)	2021
Clearbrook	Frederick, MD	62,090	12,564	51,451	63	246	12,627	51,697	64,324	(5,171)	2021
Thornton Park	Jacksonville, FL	66,616	9,950	91,924	369	324	10,319	92,248	102,567	(9,043)	2021
Gwinnett Stadium	Lawrenceville, GA	41,090	5,199	48,131	170	221	5,369	48,352	53,721	(4,538)	2021
Park Place	Morrisville, NC	52,920	9,295	57,281	107	541	9,402	57,822	67,224	(6,188)	2021
Autumn Wood	Murfreesboro, TN	42,490	6,114	54,974	185	(44)	6,299	54,930	61,229	(5,862)	2021
Millenia	Orlando, FL	36,890	6,305	47,647	98	1,101	6,403	48,748	55,151	(4,858)	2021
Various Properties (2)	Pflugerville, TX	107,590	24,606	142,875	580	2,586	25,186	145,461	170,647	(14,461)	2021
Lakehouse	Plant City, FL	16,940	3,334	23,339	37	195	3,371	23,534	26,905	(2,544)	2021
Victoria Grand	Tallahassee, FL	47,390	7,002	61,768	120	580	7,122	62,348	69,470	(6,338)	2021
Keystone Castle Hills	Dallas, TX	89,922	23,122	99,118	990	2,033	24,112	101,151	125,263	(16,660)	2021
Greater Boston Affordable Portfolio (5 properties)	Boston, MA	142,059	60,313	176,849	449	(85)	60,762	176,764	237,526	(16,946)	2021
Columbus Preferred Portfolio
5188 Baxter Park	Westerville, OH	21,700	6,795	23,058	(1,253)	1,234	5,542	24,292	29,834	(2,225)	2021
1025 Luxe Avenue	Columbus, OH	45,500	7,955	43,178	(27)	176	7,928	43,354	51,282	(3,902)	2021
The Palmer Dadeland	Miami, FL	259,800	56,854	304,585	723	2,187	57,577	306,772	364,349	(30,985)	2021
Seven Springs Apartments	Burlington, MA	117,110	27,104	164,679	30	697	27,134	165,376	192,510	(16,375)	2021
Maison’s Landing	Salt Lake City, UT	102,120	14,890	152,592	343	1,736	15,233	154,328	169,561	(17,038)	2021
Sawyer Flats	Gaithersburg, MD	144,060	32,701	168,846	1,385	2,929	34,086	171,775	205,861	(18,127)	2021
Florida Affordable Housing Portfolio III
Various Properties (2)	Bradenton, FL	75,290	20,960	101,049	631	2,186	21,591	103,235	124,826	(15,593)	2021
Enclave on Woodbridge	Fernandina Beach, FL	25,690	6,407	36,228	56	783	6,463	37,011	43,474	(5,544)	2021
Charleston Place	Holly Hill, FL	17,520	5,930	21,309	91	935	6,021	22,244	28,265	(3,626)	2021
Brookwood Forest	Jacksonville, FL	23,560	4,250	35,025	223	948	4,473	35,973	40,446	(4,404)	2021
Various Properties (2)	Lakeland, FL	37,080	7,112	57,801	601	779	7,713	58,580	66,293	(7,927)	2021
Club at Sugar Mill	Port Orange, FL	14,260	4,449	15,946	114	669	4,563	16,615	21,178	(2,678)	2021
Nantucket Cove	Springhill, FL	15,800	4,592	20,167	99	425	4,691	20,592	25,283	(3,495)	2021
Various Properties (5)	Tampa, FL	73,610	26,276	96,632	621	1,211	26,897	97,843	124,740	(14,547)	2021
Savannah Bay	Tarpon Springs, FL	12,610	5,374	9,640	129	456	5,503	10,096	15,599	(2,066)	2021
Nantucket Bay	Temple Terrace, FL	15,150	6,364	18,782	147	239	6,511	19,021	25,532	(2,731)	2021
Raleigh Multifamily Portfolio
2600 Harvest Creek Place	Cary, NC	60,900	16,094	77,575	(11)	1,583	16,083	79,158	95,241	(7,496)	2021
5140 Copper Ridge Drive	Durham, NC	41,900	8,733	53,561	(6)	1,484	8,727	55,045	63,772	(5,388)	2021
1000 Henrico Lane	Morrisville, NC	68,600	12,383	86,037	(9)	1,680	12,374	87,717	100,091	(8,162)	2021
Various Properties (3)	Raleigh, NC	196,000	40,491	252,991	(28)	7,052	40,463	260,043	300,506	(21,174)	2021

			Initial Cost		Costs Capitalized Subsequent to Acquisition		Gross Amounts at which Carried at the Close of Period(2)
Description	Location	Encumbrances	Land and Land Improvements	Building and Building Improvements	Land and Land Improvements	Building and Building Improvements	Land and Land Improvements	Building and Building Improvements	Total	Accumulated Depreciation(1)	Year Acquired
South Florida Multifamily Portfolio
Bella Vista	Boca Raton, FL	$95,500	$13,144	$125,094	$3,987	$(2,954)	$17,131	$122,140	$139,271	$(11,030)	2021
Stonybrook	Boynton Beach, FL	67,600	12,346	81,036	740	1,659	13,086	82,695	95,781	(7,961)	2021
Centro Sunforest	Davie, FL	103,300	25,015	152,738	(3,584)	1,636	21,431	154,374	175,805	(14,614)	2021
SEG Multifamily Portfolio
Alta Mill Apartments	Austell, GA	62,965	13,213	82,343	(799)	13,236	12,414	95,579	107,993	(11,110)	2021
Estate on Quarry Lake Apartments	Austin, TX	45,403	9,565	59,725	(2,444)	12,857	7,121	72,582	79,703	(8,135)	2021
Various Properties (2)	Brunswick, GA	35,823	7,529	47,011	974	5,952	8,503	52,963	61,466	(8,105)	2021
Lodge at Mallard Creek	Charlotte, NC	35,524	7,816	48,785	(1,257)	9,644	6,559	58,429	64,988	(7,014)	2021
Brook Valley Apartments	Douglasville, GA	22,951	4,837	30,158	600	4,178	5,437	34,336	39,773	(4,509)	2021
Various Properties (4)	Everett, WA	137,405	31,576	198,984	(1,960)	28,693	29,616	227,677	257,293	(22,939)	2021
Towne Creek	Gainesville, GA	15,766	3,307	20,549	1,331	2,306	4,638	22,855	27,493	(2,973)	2021
Icon on the Greenway	Gastonia, NC	24,747	5,110	31,932	(1,696)	6,808	3,414	38,740	42,154	(4,954)	2021
Woodland Park Apartments	Greensboro, NC	18,173	3,484	27,201	1,557	(2,668)	5,041	24,533	29,574	(3,856)	2021
Estates at Bellwood Apartments	Greenville, SC	15,267	3,266	20,401	585	2,371	3,851	22,772	26,623	(3,558)	2021
Audubon Park Apartments	Hanahan, SC	26,144	5,397	33,706	(207)	5,415	5,190	39,121	44,311	(4,860)	2021
Waterford Landing Apartments	Hermitage, TN	25,745	5,616	64,899	(1,067)	(22,753)	4,549	42,146	46,695	(5,072)	2021
Various Properties (2)	High Point, NC	33,187	5,848	36,515	(517)	5,473	5,331	41,988	47,319	(5,980)	2021
Northtowne Village Apartments	Hixson, TN	17,463	3,621	41,985	(304)	(15,473)	3,317	26,512	29,829	(3,363)	2021
Revival on Main	Kennesaw, GA	47,897	9,920	61,794	(2,263)	11,819	7,657	73,613	81,270	(7,026)	2021
Various Properties (2)	Knoxville, TN	138,503	29,131	337,357	6,268	(132,374)	35,399	204,983	240,382	(31,339)	2021
Lee's Crossing	La Grange, GA	28,738	6,053	37,698	882	6,095	6,935	43,793	50,728	(6,218)	2021
Durant at Sugarloaf Apartments	Lawrenceville, GA	39,914	8,390	52,333	4,520	2,844	12,910	55,177	68,087	(7,708)	2021
Racquet Club	Lexington, KY	34,027	8,663	53,959	2,563	7,435	11,226	61,394	72,620	(8,005)	2021
Nickel Creek	Lynnwood, WA	33,229	8,062	50,855	(558)	9,433	7,504	60,288	67,792	(5,995)	2021
Northwood Apartments	Macon, GA	20,955	4,400	27,497	321	3,710	4,721	31,207	35,928	(4,587)	2021
Falls at Sope Creek	Marietta, GA	60,171	12,667	78,943	(98)	13,088	12,569	92,031	104,600	(10,049)	2021
Ashmore Bridge Estates Apartments	Mauldin, SC	27,341	5,548	42,280	679	(2,808)	6,227	39,472	45,699	(5,937)	2021
Waterstone at Murietta Apartments	Murieta, CA	83,122	18,884	117,823	(897)	18,780	17,987	136,603	154,590	(15,472)	2021
Wyndchase Bellevue Apartments	Nashville, TN	31,233	6,531	75,691	(2,562)	(25,067)	3,969	50,624	54,593	(5,498)	2021
Woodland Crossing Apartments	New Bern, NC	23,849	5,261	32,819	(1,846)	7,085	3,415	39,904	43,319	(5,198)	2021
Ranchstone	Parker, CO	74,540	17,012	126,989	(7,748)	5,133	9,264	132,122	141,386	(14,700)	2021
Gio Apartments	Plano, TX	86,714	22,546	140,590	(7,861)	(5,254)	14,685	135,336	150,021	(19,470)	2021
Grande Oaks	Roswell, GA	44,504	9,373	58,394	243	934	9,616	59,328	68,944	(7,635)	2021
Brandemere	Salem, NC	29,425	5,274	32,967	764	4,315	6,038	37,282	43,320	(5,641)	2021
Various Properties (2)	Savannah, GA	57,876	11,943	82,787	(1,529)	3,800	10,414	86,587	97,001	(11,194)	2021
Smoky Crossing Apartments	Seymour, TN	50,591	10,371	120,337	(68)	(44,553)	10,303	75,784	86,087	(10,419)	2021
Grove Veridian	Spartanburg, NC	12,074	2,555	15,966	363	1,847	2,918	17,813	20,731	(2,718)	2021
Patriot Point	Spring Lake, NC	18,886	3,238	20,253	275	2,626	3,513	22,879	26,392	(3,441)	2021
Retreat at Hidden Bay	St. Marys, GA	15,167	3,170	19,810	(295)	3,223	2,875	23,033	25,908	(3,146)	2021
Various Properties (11)	Waldorf, MD	259,942	57,581	359,089	37,208	22,343	94,789	381,432	476,221	(52,346)	2021
Various Properties (2)	Warner Robins, GA	38,916	8,171	51,003	2,705	4,828	10,876	55,831	66,707	(9,125)	2021
Various Properties (3)	Wilmington, NC	69,351	14,485	90,475	(85)	13,704	14,400	104,179	118,579	(13,044)	2021

			Initial Cost		Costs Capitalized Subsequent to Acquisition		Gross Amounts at which Carried at the Close of Period(2)
Description	Location	Encumbrances	Land and Land Improvements	Building and Building Improvements	Land and Land Improvements	Building and Building Improvements	Land and Land Improvements	Building and Building Improvements	Total	Accumulated Depreciation(1)	Year Acquired
National Affordable Housing Portfolio
Various Properties (3)	Austin, TX	$103,128	$18,627	$135,799	$(2,036)	$7,001	$16,591	$142,800	$159,391	$(16,690)	2021
Centre Court	Bradenton, FL	20,787	5,335	29,299	478	867	5,813	30,166	35,979	(4,903)	2021
Forest Glen	Durham, NC	13,345	2,975	10,821	1,073	(287)	4,048	10,534	14,582	(1,571)	2021
Rose Cove SLC	Farmington, UT	14,420	4,649	16,909	985	(16)	5,634	16,893	22,527	(2,102)	2021
Venice Cove FLL	Ft Lauderdale, FL	18,934	5,878	21,379	3,148	(2,533)	9,026	18,846	27,872	(2,484)	2021
Chelsea Commons	Greenacres, FL	30,349	12,348	44,910	(499)	1,823	11,849	46,733	58,582	(6,842)	2021
Hampton Ridge Jax	Jacksonville, FL	11,104	2,476	9,005	90	2,904	2,566	11,909	14,475	(1,708)	2021
San Marcos Villas	Lake Park, FL	50,042	18,054	65,663	(4,002)	6,220	14,052	71,883	85,935	(9,296)	2021
Mayflower Harbor	Lehi, UT	30,820	9,050	32,915	(526)	2,012	8,524	34,927	43,451	(4,359)	2021
Grande Court Sarasota	North Port, FL	16,087	5,010	18,221	991	(247)	6,001	17,974	23,975	(3,275)	2021
Commander Place	Orlando, FL	28,586	5,713	31,374	(1,072)	2,578	4,641	33,952	38,593	(4,018)	2021
Villas Shaver	Pasadena, TX	25,594	3,182	23,197	3,292	(2,742)	6,474	20,455	26,929	(3,611)	2021
Pemberly Palms	Vero Beach, FL	21,563	4,645	25,507	1,142	248	5,787	25,755	31,542	(3,888)	2021
Pasco Woods	Wesley Chapel, FL	21,146	4,511	24,772	53	728	4,564	25,500	30,064	(3,734)	2021
Colony Park	West Palm Beach, FL	21,214	6,626	24,101	862	216	7,488	24,317	31,805	(3,830)	2021
Central Park Portfolio (9 properties)	Denver, CO	329,898	74,722	532,982	1,466	7,588	76,188	540,570	616,758	(52,562)	2021
Mid-Atlantic Affordable Housing Portfolio II
Lakewood Villas ATL	Atlanta, GA	19,937	5,659	19,470	227	647	5,886	20,117	26,003	(3,014)	2022
Ivy Creek Buford	Buford, GS	30,731	6,784	36,309	524	647	7,308	36,956	44,264	(4,315)	2022
Various Properties (2)	Fredericksburg, VA	67,101	18,748	86,640	379	1,309	19,127	87,949	107,076	(8,983)	2022
Cobblestone Kennesaw	Kennesaw, GA	19,311	6,818	20,700	216	392	7,034	21,092	28,126	(2,834)	2022
Galaxy Silver Spring	Silver Springs, MD	36,418	9,832	54,956	323	783	10,155	55,739	65,894	(4,398)	2022
Sky Terrace	Stafford, VA	37,257	7,836	52,382	231	621	8,067	53,003	61,070	(5,197)	2022
Highland Warranton	Warranton, VA	18,211	6,136	17,652	378	256	6,514	17,908	24,422	(2,141)	2022
Texas and North Carolina Multifamily Portfolio
Watervue	Fort Worth, TX	69,831	12,114	81,045	327	490	12,441	81,535	93,976	(9,171)	2022
Bunker Hill	Houston, TX	64,451	5,855	79,938	134	502	5,989	80,440	86,429	(7,057)	2022
Regalia	Mansfield, TX	57,707	8,595	68,599	195	419	8,790	69,018	77,808	(7,174)	2022
Litchford	Raleigh, NC	53,535	11,588	70,431	99	339	11,687	70,770	82,457	(6,730)	2022
Whispering Creek	San Antonio, TX	35,229	5,025	42,064	333	468	5,358	42,532	47,890	(4,426)	2022
Phoenix Affordable Housing Portfolio
Desert Eagle	Glendale, AZ	28,171	8,420	37,708	255	1,220	8,675	38,928	47,603	(4,118)	2022
Various Properties (3)	Mesa, AZ	101,114	25,347	142,096	855	3,828	26,202	145,924	172,126	(14,889)	2022
Lake Pleasant Village	Peoria, AZ	23,579	7,346	31,972	316	610	7,662	32,582	40,244	(3,545)	2022
Various Properties (2)	Phoenix, AZ	59,683	13,992	73,080	682	1,935	14,674	75,015	89,689	(6,960)	2022
Summit Multifamily Portfolio
Vintage Amelia	Amelia Island, FL	37,759	8,015	57,141	252	(2,887)	8,267	54,254	62,521	(6,347)	2022
Vantage Ashland	Ashland City, TN	33,279	5,712	56,903	196	555	5,908	57,458	63,366	(5,880)	2022
Ethos Austin	Austin, TX	46,823	11,085	72,024	340	2,141	11,425	74,165	85,590	(7,681)	2022
Walnut Bastrop	Bastrop, TX	27,479	5,643	44,116	258	604	5,901	44,720	50,621	(4,534)	2022
Various Properties (2)	Burleson, TX	81,272	12,479	139,515	205	664	12,684	140,179	152,863	(12,959)	2022
Ethan Pointe	Burlington, NC	38,879	5,884	61,163	273	449	6,157	61,612	67,769	(6,400)	2022
Stonebriar Frisco	Frisco, TX	63,679	8,210	107,353	492	457	8,702	107,810	116,512	(9,052)	2022
Darby Holly Springs	Holly Springs, GA	50,693	11,933	82,863	199	284	12,132	83,147	95,279	(8,157)	2022
Various Properties (2)	Indianapolis, IN	80,786	10,047	135,908	753	2,316	10,800	138,224	149,024	(12,924)	2022
Orchard Hills	Jeffersonville, IN	36,393	5,720	52,149	167	1,396	5,887	53,545	59,432	(5,674)	2022
Various Properties (2)	Knoxville, TN	89,686	8,278	145,987	563	971	8,841	146,958	155,799	(12,530)	2022
Woodland Lakes Lansing	Lansing, MI	43,093	8,179	61,911	301	1,512	8,480	63,423	71,903	(8,022)	2022

			Initial Cost		Costs Capitalized Subsequent to Acquisition		Gross Amounts at which Carried at the Close of Period(2)
Description	Location	Encumbrances	Land and Land Improvements	Building and Building Improvements	Land and Land Improvements	Building and Building Improvements	Land and Land Improvements	Building and Building Improvements	Total	Accumulated Depreciation(1)	Year Acquired
Various Properties (4)	Louisville, KY	$121,345	$17,123	$178,426	$722	$(2,134)	$17,845	$176,292	$194,137	$(17,560)	2022
Lakeside Marietta	Marietta, GA	70,893	14,659	124,095	339	1,141	14,998	125,236	140,234	(11,596)	2022
Reserve Maryville	Maryville, TN	29,093	6,455	37,771	181	2,529	6,636	40,300	46,936	(4,712)	2022
Vintage Juliet	Mt. Juliet, TN	54,311	4,981	84,725	97	331	5,078	85,056	90,134	(7,003)	2022
Various Properties (2)	Murfreesboro, TN	82,058	9,480	138,701	221	814	9,701	139,515	149,216	(12,463)	2022
Hickory Point Nashville	Nashville, TN	49,479	7,534	81,694	402	571	7,936	82,265	90,201	(8,133)	2022
Emerson Pflugerville	Pflugerville, TX	53,679	11,087	83,771	242	693	11,329	84,464	95,793	(8,657)	2022
Prinwood Place	Portage, MI	12,993	1,672	19,257	93	507	1,765	19,764	21,529	(2,114)	2022
Foxwood Raleigh	Raleigh, NC	94,380	20,149	142,196	182	1,021	20,331	143,217	163,548	(14,054)	2022
Sugar Flats SLC	Salt Lake City, UT	32,148	6,265	51,531	143	787	6,408	52,318	58,726	(4,082)	2022
Ranch 123 Apartments	Seguin, TX	20,993	4,347	43,170	158	222	4,505	43,392	47,897	(4,299)	2022
Vintage Tollgate	Thompson’s Station, TN	41,879	4,392	70,715	151	421	4,543	71,136	75,679	(6,262)	2022
Reserve Tuscaloosa	Tuscaloosa, AL	31,393	5,878	47,916	367	921	6,245	48,837	55,082	(4,984)	2022
Stonebrook Tyler	Tyler, TX	27,393	5,048	47,359	209	435	5,257	47,794	53,051	(4,701)	2022
Blue Multifamily Portfolio
Grand Dominion	San Antonio, TX	37,958	8,110	61,274	422	497	8,532	61,771	70,303	(6,009)	2022
Florida Affordable Housing Portfolio IV
Sonrise Villas	Fellsmere, FL	23,301	5,733	24,605	56	325	5,789	24,930	30,719	(3,160)	2022
Various Properties (2)	Lakeland, FL	19,778	6,864	21,559	135	429	6,999	21,988	28,987	(2,245)	2022
Overlook at Monroe	Sanford, FL	21,146	4,502	25,665	118	1,236	4,620	26,901	31,521	(2,933)	2022
Raintree Apartments	Clermont, FL	42,249	6,481	54,591	106	706	6,587	55,297	61,884	(4,275)	2022
Madison Cove	Gainesville, FL	9,080	2,409	8,111	20	267	2,429	8,378	10,807	(942)	2022
Various Properties (2)	Kissimmee, FL	92,897	16,861	110,587	(527)	934	16,334	111,521	127,855	(9,277)	2022
Mystic Pointe II	Orlando, FL	39,717	5,221	52,249	34	231	5,255	52,480	57,735	(3,861)	2022

Total Multifamily Properties		$9,075,399	$1,946,385	$12,325,962	$55,322	$164,495	$2,001,707	$12,490,457	$14,492,164	$(1,467,446)

			Initial Cost		Costs Capitalized Subsequent to Acquisition		Gross Amounts at which Carried at the Close of Period(2)
Description	Location	Encumbrances	Land and Land Improvements	Building and Building Improvements	Land and Land Improvements	Building and Building Improvements	Land and Land Improvements	Building and Building Improvements	Total	Accumulated Depreciation(1)	Year Acquired
Industrial Properties:
Marshfield Industrial Portfolio (4 properties)	Baltimore, MD	$106,698	$21,720	$139,433	$188	$122	$21,908	$139,555	$161,463	$(18,109)	2020
Airport Logistics Park (6 properties)	Nashville, TN	35,000	7,031	53,728	1	96	7,032	53,824	60,856	(7,431)	2020
Denver/Boulder Industrial Portfolio (16 properties)	Louisville, CO	268,064	67,951	311,651	207	521	68,158	312,172	380,330	(36,242)	2021
Reno Logistics Portfolio (18 properties)	Sparks, NV	262,740	60,235	316,742	164	1,540	60,399	318,282	378,681	(40,050)	2021
Southwest Light Industrial Portfolio
Various Properties (4)	Las Vegas, NV	58,142	23,537	54,203	56	89	23,593	54,292	77,885	(6,261)	2021
Various Properties (11)	Phoenix, AZ	283,042	66,229	333,663	287	249	66,516	333,912	400,428	(32,685)	2021
American Industrial Center (25 properties)	Longwood, FL	83,700	47,553	90,772	(1,613)	(2,617)	45,940	88,155	134,095	(9,956)	2022
Middlebrook Crossroads (18 properties)	Bridgewood, NJ	66,566	49,370	62,650	686	641	50,056	63,291	113,347	(6,598)	2022
Northern Italy Industrial Portfolio (4 properties)	Various Provinces, Italy	40,488	14,509	65,804	(677)	(6,425)	13,832	59,379	73,211	(5,886)	2021
Norway Logistics Portfolio (2 properties)	Oslo, Norway	45,785	31,971	63,541	(5,466)	(9,430)	26,505	54,111	80,616	(3,883)	2022
Verona Oppeano (5 properties)	Oppeano VR, Italy	145,385	47,225	243,541	(1,396)	(7,214)	45,829	236,327	282,156	(15,682)	2022
Denmark Logistics Portfolio (10 properties)	Denmark	93,868	42,311	166,314	2,328	9,195	44,639	175,509	220,148	(13,451)	2022
Belgioioso Logistics	Greater Milan, Italy	56,366	18,857	72,460	1,723	6,717	20,580	79,177	99,757	(5,057)	2022

Total Industrial Properties		$1,545,844	$498,499	$1,974,502	$(3,512)	$(6,516)	$494,987	$1,967,986	$2,462,973	$(201,291)

Office Properties:
Florida Office Portfolio (11 properties)	Jacksonville, FL	$121,010	$53,465	$153,163	$4	$18,198	$53,469	$171,361	$224,830	$(38,816)	2019
Columbus Office Portfolio	Columbus, OH	53,024	3,013	50,064	118	3,099	3,131	53,163	56,294	(12,085)	2019
60 State Street	Boston, MA	418,073	-	478,150	472	25,203	472	503,353	503,825	(74,230)	2020
Nashville Office	Nashville, TN	164,152	21,647	229,183	-	899	21,647	230,082	251,729	(33,986)	2020
Stonebridge (3 properties)	Alpharetta, GA	64,500	15,205	101,624	-	4,351	15,205	105,975	121,180	(17,071)	2021
M Campus (2 properties)	Meudon, France	115,792	40,964	184,078	(1,996)	(19,082)	38,968	164,996	203,964	(12,585)	2021
Barcelona Mediacomplex	Barcelona, Spain	65,237	29,780	120,082	(658)	(1)	29,122	120,081	149,203	(7,628)	2022

Total Office Properties		$1,001,788	$164,074	$1,316,344	$(2,060)	$32,667	$162,014	$1,349,011	$1,511,025	$(196,401)

			Initial Cost		Costs Capitalized Subsequent to Acquisition		Gross Amounts at which Carried at the Close of Period(2)
Description	Location	Encumbrances	Land and Land Improvements	Building and Building Improvements	Land and Land Improvements	Building and Building Improvements	Land and Land Improvements	Building and Building Improvements	Total	Accumulated Depreciation(1)	Year Acquired
Other Properties:
U.S. Select Service Portfolio
Hyatt Place Boulder	Boulder, CO	$23,833	$13,890	$33,673	$6	$2,320	$13,896	$35,993	$49,889	$(5,615)	2019
Residence Inn Cleveland	Cleveland, OH	11,615	2,867	19,944	344	2,938	3,211	22,882	26,093	(3,536)	2019
Exchange on Erwin - Commercial (2 properties)	Durham, NC	24,908	13,492	20,157	1	347	13,493	20,504	33,997	(4,061)	2019
Barlow	Chevy Chase, MD	108,160	31,902	112,291	208	5,355	32,110	117,646	149,756	(17,159)	2020
Marketplace at the Outlets	West Palm Beach, FL	79,000	41,833	83,890	6	795	41,839	84,685	126,524	(12,852)	2021
Amherst Single Family Residential Portfolio	Various	$239,756	$126,917	$202,836	$3,095	$17,460	$130,012	$220,296	$350,308	$(27,382)	2021 - 2022
Sunbelt Single-Family Rental Portfolio	Various	—	2,379	6,794	—	424	2,379	7,218	9,597	(1,020)	2021
Morningstar Self-Storage Joint Venture
Alabaster	Alabaster, AL	$14,861	$2,313	$15,843	$(1,209)	$1,253	$1,104	$17,096	$18,200	$(1,338)	2021
OKC Bethany	Bethany, OK	4,160	1,688	5,486	1,849	(1,209)	3,537	4,277	7,814	(464)	2021
Mountain Brook	Birmingham, AL	15,056	5,723	14,463	(3,228)	3,280	2,495	17,743	20,238	(1,456)	2021
Ladson	Charleston, SC	7,965	2,044	7,688	(1,642)	1,688	402	9,376	9,778	(725)	2021
Various Properties (3)	Charlotte, NC	30,811	9,140	40,818	(2,028)	5,712	7,112	46,530	53,642	(3,608)	2021
Bryan/College Station	College Station, TX	9,921	3,036	17,786	(118)	370	2,918	18,156	21,074	(1,505)	2021
Cornelius	Cornelius, NC	8,663	3,217	13,736	(272)	472	2,945	14,208	17,153	(1,204)	2021
OKC Edmond	Edmond, OK	4,217	2,550	5,282	2,793	(1,164)	5,343	4,118	9,461	(464)	2021
Flagler Village	Ft Lauderdale, FL	-	6,979	34,644	8	131	6,987	34,775	41,762	(2,431)	2022
Lake Wylie	Lake Wylie, SC	7,476	2,928	5,947	(1,066)	1,070	1,862	7,017	8,879	(580)	2021
OKC Midwest City	Midwest City, OK	7,236	1,968	9,874	2,154	(2,176)	4,122	7,698	11,820	(813)	2021
Mooresville	Mooresville, NC	7,825	2,602	13,388	(50)	128	2,552	13,516	16,068	(1,115)	2021
Campbell Station	Nashville, TN	11,388	4,563	12,615	1,059	(1,060)	5,622	11,555	17,177	(1,053)	2021
OKC Norman	Norman, OK	6,250	1,342	8,634	1,469	(1,903)	2,811	6,731	9,542	(697)	2021
Various Properties (5)	Oklahoma City, OK	19,967	4,977	27,249	5,662	(6,171)	10,639	21,078	31,717	(2,272)	2021
FL Mall	Orlando, FL	7,881	1,949	6,803	(103)	190	1,846	6,993	8,839	(574)	2021
Various Properties (2)	San Antonio, TX	13,694	4,380	17,399	(1,507)	1,640	2,873	19,039	21,912	(1,562)	2021
Rea	Waxhaw, NC	15,999	4,661	24,139	(1,888)	1,962	2,773	26,101	28,874	(2,052)	2021
Highway 78	Wylie, TX	7,392	3,098	10,714	(969)	1,065	2,129	11,779	13,908	(971)	2021

Total Other Properties		$688,034	$302,438	$772,093	$4,574	$34,917	$307,012	$807,010	$1,114,022	$(96,509)

Portfolio Total		$12,311,065	$2,911,396	$16,388,901	$54,324	$225,563	$2,965,720	$16,614,464	$19,580,184	$(1,961,647)

__________

(1)
Encumbrances excludes approximately $0.5 billion of outstanding mortgage notes held as of December 31, 2024, associated with properties classified as held-for-sale.
(2)
Refer to Note 2 to the Company’s consolidated financial statements for details of depreciable lives.
(3)
As of December 31, 2024, the aggregate cost basis for tax purposes was $20.1 billion.

The total included on Schedule III above does not include furniture, fixtures and equipment totaling $272.5 million and right-of-use operating lease assets of $105.2 million. Accumulated Depreciation does not include $156.1 million of accumulated depreciation related to furniture, fixtures and equipment assets. The total included on Schedule III above also does not include assets that are held-for-sale.

The following table summarizes activity for real estate and accumulated depreciation for the years ended December 31, 2024 and 2023 ($ in thousands):

	December 31, 2024	December 31, 2023
Real Estate(1):
Balance at the beginning of year	$21,061,744	$23,161,692
Additions during the year:
Building and building improvements	137,879	152,709
Land and land improvements	24,272	29,205
Furniture, fixtures and equipment	5,534	10,579
Dispositions during the year:
Building and building improvements	(261,465)	(1,649,905)
Land and land improvements	(91,188)	(416,215)
Furniture, fixtures and equipment	(18,605)	(37,517)
Impairment of investments in real estate	(150,392)	(188,804)
Assets held-for-sale	(855,074)	—
Balance at the end of the year	$19,852,705	$21,061,744

Accumulated depreciation(2):
Balance at the beginning of the year	$(1,578,637)	$(1,013,703)
Accumulated depreciation, net of dispositions	(630,327)	(564,934)
Accumulated depreciation on assets held-for-sale	91,200	—
Balance at the end of the year	$(2,117,764)	$(1,578,637)

__________

(1)
Real estate includes furniture, fixtures and equipment totaling $272.5 million and $304.7 million for the years ended December 31, 2024 and 2023, respectively. Real estate excludes right-of-use operating lease assets of $105.2 million for the years ended December 31, 2024 and 2023.
(2)
Accumulated depreciation excludes amortization on right-of-use operating lease assets of $9.9 million and $8.0 million for the years ended December 31, 2024 and 2023.